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        Attention readers of this exhibit:

        In the United States, National Grid plc has filed a Tender Offer Statement on Schedule TO (the "Schedule TO") containing the Circular to Shareholders, a US Supplemental Memorandum, an Election Form and a Letter of Election and Transmittal for shareholders and holders of American Depositary Receipts, respectively, and other related documentation with the SEC. Free copies of the Schedule TO and the other related documents filed by National Grid plc in connection with the B Share Alternatives are available on the SEC's website at http://www.sec.gov.

Exhibit 99.(a)(20)

        A copy of this document, which comprises a prospectus relating to National Grid plc ("National Grid" or the "Company") prepared in accordance with the Prospectus Rules made under Section 84 of the Financial Services and Markets Act 2000, has been made available to the public in accordance with the provisions of the Prospectus Rules.

        JPMorgan Cazenove is regulated in the United Kingdom for the conduct of investment business by the Financial Services Authority and is acting exclusively for National Grid and no-one else in connection with the Return of Cash and will not be responsible to any person other than National Grid for providing the protections afforded to clients of JPMorgan Cazenove or for providing advice in relation to the Return of Cash or the matters contemplated by this document. In the United States Cazenove Incorporated, the registered US broker-dealer affiliate of JPMorgan Cazenove, is also participating in the Initial Repurchase Offer.

        Application has been made to the Financial Services Authority and the London Stock Exchange plc (the "London Stock Exchange"), respectively, for the B Shares resulting from the Return of Cash, to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities ("Admission") will constitute admission to official listing on a stock exchange. It is expected that Admission will become effective and that unconditional dealings will commence in the B Shares at 8.00 am (London time) on 1 August 2005. All dealings before the commencement of unconditional dealings will be of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned.

NATIONAL GRID PLC

(registered in England and Wales with company number 4031152)

Return of Cash to Shareholders of 65 pence per Existing Ordinary Share, by way of one B Share for each Existing Ordinary Share and a 43 for 49 Share Capital Consolidation and admission of B Shares to the Official List of the Financial Services Authority and
admission to trading on the London Stock Exchange

        Investors should rely only on the information contained in this document. No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been so authorised. National Grid will comply with its obligation to publish a supplementary prospectus containing further updated information required by law or by any regulatory authority but assumes no further obligation to publish additional information.

        FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH SHOULD BE TAKEN INTO ACCOUNT WHEN DECIDING WHETHER TO INVEST IN THE B SHARES, SEE PAGES 8-11 OF THIS DOCUMENT.

        None of the B Shares have been or will be registered under the Securities Act or the state securities laws of the United States and none of them may be offered or sold in the United States unless pursuant to a transaction that has been registered under the Securities Act and the relevant state securities laws or that is not subject to the registration requirements of the Securities Act or such laws, either due to an exemption therefrom or otherwise.

        None of the B Shares, the New Ordinary Shares or this document has been approved, disapproved or otherwise recommended by any US federal or state securities commission nor have such US authorities confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

        The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any of those restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction.

        The contents of this document are not to be construed as legal, business or tax advice. Each prospective investor should consult his, her or its own solicitor, independent financial adviser or tax adviser for legal, financial or tax advice.

2

SUMMARY

        THIS SUMMARY CONVEYS THE ESSENTIAL CHARACTERISTICS AND RISKS ASSOCIATED WITH NATIONAL GRID AND THE B SHARES AND SHOULD BE READ AS AN INTRODUCTION TO THIS DOCUMENT. ANY DECISION TO INVEST IN THE B SHARES SHOULD BE BASED ON CONSIDERATION OF THIS DOCUMENT AS A WHOLE.

        If you bring a claim relating to the information contained in this document before a court where English is not the language in which proceedings are conducted, you might have to bear the costs of translating this document before the legal proceedings are initiated. Civil liability attaches to the person(s) responsible for this summary, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of this document.

1      Introduction

        National Grid is a network utility, based mainly in the UK and the US. Its principal interests are in the transmission and distribution of electricity and gas and in the provision of network infrastructure to the broadcast and telecommunications industries. National Grid also has interests in related markets, including metering services, liquefied natural gas facilities and property in the UK, as well as electricity interconnectors in the UK, US and Australia.

2      Business overview

        National Grid's business operations are divided into the following segments: UK electricity and gas transmission; US electricity transmission; UK gas distribution; US electricity and gas distribution; US stranded cost recoveries; wireless infrastructure; and other operations.

  UK electricity and gas transmission

        National Grid's UK electricity and gas transmission business comprises the ownership and operation of the high-voltage electricity transmission system in England and Wales and of the gas National Transmission System ("NTS") in Great Britain. Since 1 April 2005, National Grid has also been responsible for operating the high-voltage electricity transmission system in Scotland.

  US electricity transmission

        In the US, National Grid owns and operates an electricity transmission network of approximately 14,000 miles. Its US electricity transmission business operates facilities at voltages ranging from 69 kV to 345 kV, utilising nearly 9,000 miles of overhead lines and 541 substations. National Grid is the largest electricity transmission service provider in the north-eastern US by reference to the length of these high-voltage transmission lines. In addition, it owns and operates a 139 mile direct current transmission line rated at 450 kV that is a key section of an interconnector between New England and Canada.

        National Grid provides electricity transmission in New York through Niagara Mohawk Power Corporation and in New England principally through New England Power Company.

        In addition, in the Midwestern US, its GridAmerica business manages a range of electricity transmission operations on behalf of its participant utilities. After careful review with National Grid's partners, GridAmerica will cease operations on 1 November 2005.

  UK gas distribution

        National Grid's UK gas distribution business, following the sales of four of National Grid's regional gas distribution networks (Scotland, South of England, Wales and West and North of England), currently comprises a network covering the East of England, London, the North-West and the West Midlands. The network distributes gas on behalf of approximately 70 active gas shippers from the NTS to around 11 million consumers and consists of approximately 82,000 miles of distribution pipelines.

  US electricity and gas distribution

        National Grid is one of the leading electricity distribution service providers in the north-eastern US, as measured by energy delivered, and one of the largest utilities in the US, as measured by the number of electricity distribution customers. US electricity and gas distribution serves approximately 3.3 million electricity customers over a network of 72,000 circuit miles and around 565,000 gas customers over a network of 8,500 miles.

  US stranded cost recoveries

        The US stranded cost recoveries segment captures the recovery of various generation-related costs that were incurred prior to industry-wide restructuring that deregulated the generation business. These costs consist primarily of the above-market costs associated with the generation assets and with amending or ending purchase power contracts. National Grid recovers a large portion of these stranded costs, along with a return, through a special rate charged to customers.

  Wireless infrastructure

        In August 2004, National Grid completed the purchase of the UK operations of Crown Castle International Corp. for £1.1 billion and National Grid is in the process of integrating this business with Gridcom UK to establish a single business, known as Crown Castle UK.

        Crown Castle UK is the leading independent provider of network infrastructure to mobile telephone operators and one of two providers of transmission networks for analogue and digital television and radio broadcasters in the UK.

        Following the integration, the business will have around 5,000 active sites used for mobile communications and provides services to over 14,500 tenants. Crown Castle UK also owns some 750 purpose-built broadcast towers and associated transmission equipment used for radio and television broadcasting.

        National Grid's mobile infrastructure business provides sites on long-term contracts to blue chip companies. In addition, sites are also used by other customers such as the emergency services and taxi companies. National Grid also offers other services such as site design, antenna installation and project management.

        National Grid's broadcast transmission business is a network of transmission towers and broadcast equipment with long-term contracts to transmit analogue and digital radio and television signals for reception by the public from content providers, such as the BBC, BSkyB, MTV, Virgin Radio and talkSPORT.

  Other operations

        Other businesses include Metering, Interconnectors, Liquefied Natural Gas, Property Services, Fulcrum Connections, Advantica and other corporate activities.

3      Reasons for the Return of Cash

        On 1 June 2005 the Company announced the completion of the sales of four of its gas distribution networks for £5.8 billion. The Company decided to use the proceeds partly to repay cash to Shareholders and partly to repay borrowings. £2 billion of the cash proceeds from the sales will be used to fund the Return of Cash and around £2.3 billion of the proceeds will be used to repay debt. By using the proceeds in this way the Company is able to maintain an efficient balance between borrowings and shareholder funding.

4      Summary of the Return of Cash and the B Shares

        The Return of Cash is being implemented through an issue of up to 3,150 million B Shares and a Capital Reorganisation.

        The Return of Cash is conditional on: (i) certain resolutions being passed at the Extraordinary General Meeting; and (ii) Listing of the B Shares. If these conditions are not satisfied by 8:00 am on 1 August 2005, or such later time and/or date as the Directors may determine, no B Shares will be created and the Return of Cash will not take effect.

        At the Extraordinary General Meeting held on 25 July 2005, Shareholders duly passed each resolution proposed and so condition (i) above has been satisfied.

        In respect of condition (ii) above, application has been made for the B Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities, with dealings expected to commence on 1 August 2005. The Company has also applied for the B Shares to be admitted to CREST with effect from Listing so that general market transactions in the B Shares may be settled within the CREST system.

        Under the Return of Cash, each Shareholder will receive one B Share for every Existing Ordinary Share held at the Record Date, and will be able to elect between the following alternatives:

  Alternative 1: Single B Share Dividend

        Shareholders may elect to receive a Single B Share Dividend of 65 pence per B Share in respect of all or some of their B Shares. Following payment of the Single B Share Dividend, those B Shares on which the Single B Share Dividend has been paid will be converted into Deferred Shares, with the Shareholder receiving one Deferred Share for each such B Share. The Deferred Shares will not be listed, will not confer any rights to the B Share Continuing Dividend, will carry extremely limited rights and will have negligible value.

  Alternative 2: Initial Repurchase Offer

        Shareholders may elect to have all or some of their B Shares purchased by JPMorgan Cazenove, acting as principal, on 8 August 2005, at 65 pence per B Share, free of all dealing expenses and commissions.

  Alternative 3: Future Repurchase Offers

        Shareholders may elect to retain all or some of their B Shares and will be entitled to receive a non-cumulative preferential dividend (on a notional value of 65 pence per B Share) at a rate of 75 per cent. of 12 month LIBOR per annum. This B Share Continuing Dividend will be payable annually in arrears on 7 August or such later date as the Directors may determine.

        It is expected that the Future Repurchase Offers will be made by JPMorgan Cazenove on 8 August 2006 and 8 August 2007. Following the final Repurchase Offer, and in any event before 31 December 2009, the Company will convert any outstanding B Shares into New Ordinary Shares.

  Capital Reorganisation

        In connection with the Return of Cash, a Capital Reorganisation will be undertaken. Existing Ordinary Shares will be subdivided and consolidated so that Shareholders will receive 43 New Ordinary Shares for every 49 Existing Ordinary Shares they own at 5:00 pm on 29 July 2005. The intention is that, subject to normal market movements, the share price of one New Ordinary Share immediately after Listing should be approximately equal to the share price of one Existing Ordinary Share immediately beforehand. The ratio used for the Share Capital Consolidation has been set by reference to the closing middle market price of 546 pence per Existing Ordinary Share on 3 June 2005 (the latest practicable date prior to the posting of the Circular to Shareholders) after adjusting for the proposed final dividend of 15.2 pence per Existing Ordinary Share. The effect of this will be to reduce the number of issued ordinary shares to reflect the return of 65 pence per B Share to Shareholders, but Shareholders will own the same proportion of National Grid as they did previously, subject to fractional entitlements.

        The Share Capital Consolidation will take place immediately after the allotment of the B Shares. New Ordinary Shares will be traded on the London Stock Exchange in the same way as Existing Ordinary Shares and will be equivalent in all material respects to the Existing Ordinary Shares, including their dividend, voting and other rights.

5      Summary of risk factors

        An investment in B Shares is subject to a number of risks. Accordingly, prospective investors in B Shares should consider carefully the risks attaching to the Company prior to making any investment decision. The business, financial condition or results of operations of the Company could be materially and adversely affected by any of these risks.

        Risks relating to National Grid and its business include:

  •
  Changes in law or regulation in the geographies in which the Company operates could have an adverse effect on the Company's results of operations;

  •
  Breaches of environmental or health and safety laws or regulations could expose the Company to claims for financial compensation and adverse regulatory consequences and could damage the Company's reputation;

  •
  Network failure or the inability to carry out critical non-network operations may have significant adverse impacts on both the Company's financial position and its reputation;

  •
  The Company's results of operations depend on a number of factors relating to business performance including the ability to outperform regulatory targets and to deliver anticipated costs and efficiency savings;

  •
  Changes to the regulatory treatment of commodity costs may have an adverse effect on the results of operations;

  •
  The Company's reputation may be harmed if consumers of energy suffer a disruption to their supply even if this disruption is outside of the Company's control;

  •
  The Company is subject to the risk that business development activity, such as significant acquisitions or disposals, will be based on incorrect assumptions or conclusions or that significant liabilities will be overlooked or there may be other unanticipated adverse impacts;

  •
  Fluctuations in the value of the US dollar could have a significant impact on the Company's results of operations because the Company has substantial business interests in the US and because of the proportion of the Company's total debt that is denominated in US dollars;

  •
  The nature and extent of the Company's borrowings means that an increase in interest rates could have an adverse impact on its financial position and business results;

  •
  The Company's overall financial position may be adversely affected by a number of factors including restrictions in borrowing and debt arrangements, changes to credit ratings and effective tax rates; and

  •
  New or revised accounting standards, rules and interpretations by the UK, US or international accounting standard setting boards and other relevant bodies could have an adverse effect on the Group's reported financial results.

        Risks relating to the B Shares include:

  •
  There can be no assurance that an active trading market for the B Shares will develop or, if developed, be sustained;

  •
  The Company will have the right, after 8 August 2007, to convert any outstanding B Shares into New Ordinary Shares; and

  •
  The current UK and US taxation legislation and practice may change and any such changes may affect the taxation liabilities of Shareholders in relation to the B Shares.

6      Selected financial information

        The selected historical financial information presented below as at and for the financial years ended 31 March 2003, 2004 and 2005, has been prepared in accordance with UK GAAP.

		Years ended 31 March
		2005	2004 (restated)(i)	2003 (restated)(i)
Group turnover	£million	8,521	9,033	9,400
Adjusted operating profit(ii)	£million	2,212	2,213	2,148
Profit on ordinary activities before taxation	£million	1,152	1,337	627
Taxation	£million	(245)	(261)	(245)
Profit for the year	£million	908	1,074	351
Total assets	£million	24,711	23,397	24,904
Net assets	£million	1,391	1,271	1,205
Net debt	£million	(13,549)	(12,632)	(13,878)
Net cash inflow from operating activities before exceptional items(ii)	£million	3,103	3,058	3,154
Net cash inflow from operating activities	£million	2,909	2,810	2,826
Ordinary dividend per share	pence	23.7	19.8	17.2
Earnings per share (adjusted basic)(ii)	pence	35.9	33.9	27.1
Employees	average number	24,607	25,658	28,940

        Notes:

(i)
During the year ended 31 March 2005, the Group adopted Financial Reporting Standard ("FRS") 20 "Share-based payment", therefore, comparative figures for the years ended 31 March 2004 and 2003 have been restated to reflect changes in accounting policies and changes in the presentation of segmental information.

(ii)
Excludes impact of exceptional items and goodwill amortisation.

PART I

RISK FACTORS

        In addition to the other information contained in this document, prospective investors of the B Shares should consider carefully the specific risks set out below before making a decision to invest in the B Shares. Additional risks and uncertainties not presently known to the Directors, or that the Directors currently consider to be immaterial, may also impair the Company's business operations. The business, financial condition or results of the operations of the Company could be materially and adversely affected by any of these risks. The trading price of the B Shares could decline due to any of these risks and investors could lose part or all of their investment. Prospective investors should consider carefully whether an investment in the B Shares is suitable for them in light of the information in this document and the financial resources available to them.

1      Risks relating to National Grid and its business

Changes in law or regulation in the geographies in which the Company operates could have an adverse effect on the Company's results of operations

        Many of the Company's businesses are utilities or networks that are subject to regulation by governments and regulatory authorities. Consequently, changes in law or regulation in the countries or states in which the Company operates could adversely affect the Group. Regulatory decisions concerning, for example, whether licences or approvals to operate are renewed, whether market developments have been satisfactorily implemented, whether there has been any breach of the terms of a licence or approval, the level of permitted revenues for the Company's businesses and proposed business development activities, could have an adverse impact on the Company's results of operations, cash flows, the financial condition of its businesses and the ability to develop those businesses in the future.

Breaches of environmental or health and safety laws or regulations could expose the Company to claims for financial compensation and adverse regulatory consequences and could damage the Company's reputation

        Aspects of the Company's activities are inherently dangerous, such as the operation and maintenance of electricity lines and the transmission and distribution of natural gas. Electricity and gas utilities also typically use and generate in their operations hazardous and potentially hazardous products and by-products. In addition, there may be other aspects of the Company's operations that are not currently regarded or proved to have adverse effects but could become so, for example, the effects of electric and magnetic fields. The Company is subject to laws and regulations relating to pollution, the protection of the environment, and how the Company uses and disposes of hazardous substances and waste materials. The Company is also subject to laws and regulations governing health and safety matters, protecting both the public and its employees. Any breach of these obligations, or even incidents relating to the environment or health and safety that do not amount to a breach, could adversely affect the results of operations and the Company's reputation.

Network failure or the inability to carry out critical non-network operations may have significant adverse impacts on both the Company's financial position and its reputation

        The Company may suffer a major network failure or may not be able to carry out critical non-network operations. Risks to operational performance could arise from a failure to maintain the health of the system or network, inadequate forecasting of demand or inadequate record keeping. Any failure could cause the Company to be in breach of a licence or approval, and even incidents that do not amount to a breach could result in adverse regulatory action and financial consequences, as well as harming the Company's reputation. In addition to these risks, the Company is subject to other risks that are largely outside of its control such as the impact of weather or unlawful acts of third parties. Weather conditions can affect financial performance and severe weather that causes outages or damages infrastructure will adversely affect operational, and, potentially, business performance. Terrorist attack, sabotage or other intentional acts may also physically damage the Company's businesses or otherwise significantly affect corporate activities and as a consequence affect the results of operations.

The Company's results of operations depend on a number of factors relating to business performance including the ability to outperform regulatory targets and to deliver anticipated costs and efficiency savings

        Earnings maintenance and growth from the Company's regulated gas and electricity businesses may be affected by its ability to meet or better regulatory efficiency targets set by Ofgem and other regulators. From time to time, the Company also publishes cost and efficiency savings targets for its businesses in the UK and the US. To meet these targets, the Company must continue to improve managerial and operational performance. In the US, under the Company's state rate plans, earnings from the Company's regulated businesses may be affected by its ability to deliver integration and efficiency savings. Earnings from the Company's regulated businesses in both the UK and the US also depend on meeting service quality standards set by regulators. To meet these standards, the Company must improve service reliability and customer service. If the Company does not meet these targets and standards, both the results of its operations and its reputation may be adversely affected.

Changes to the regulatory treatment of commodity costs may have an adverse effect on the results of operations

        Changes in commodity prices could potentially impact on the Company's energy delivery businesses. For example, the costs incurred by the Company's electricity businesses in purchasing electricity are subject to movements in the prices of oil and gas. Current regulatory arrangements in the UK and US provide the ability to pass through virtually all of the increased costs related to commodity prices to consumers. If regulators in the UK or the US were to restrict this ability, it could have an adverse effect on the Company's operating results.

The Company's reputation may be harmed if consumers of energy suffer a disruption to their supply even if this disruption is outside of the Company's control

        The Company's energy delivery businesses are responsible for transporting available electricity and gas. The Company consults with and provides information to regulators, governments and industry participants about future demand and the availability of supply. However, where there is insufficient supply, the Company's role is to manage the relevant system safely, which, in extreme circumstances, may require the Company to disconnect consumers.

The Company is subject to the risk that business development activity, such as significant acquisitions or disposals, will be based on incorrect assumptions or conclusions or that significant liabilities will be overlooked or there may be other unanticipated adverse impacts

        In any acquisition or disposal process the Company evaluates the projected financial impact of the transaction and conducts due diligence; however, unforeseen circumstances or erroneous assumptions may adversely affect the anticipated financial consequences of that project.

Fluctuations in the value of the US dollar could have a significant impact on the Company's results of operations because the Company has substantial business interests in the US and because of the proportion of the Company's total debt that is denominated in US dollars

        The Company has significant operations in the US. These businesses are subject to the risks normally associated with foreign businesses, including the need to translate US assets and liabilities, and income and expenses into sterling, the Company's primary reporting currency. The Company's results of operations may be similarly impacted because the Company holds a significant proportion of its borrowings in US dollars.

The nature and extent of the Company's borrowings means that an increase in interest rates could have an adverse impact on its financial position and business results

        A significant proportion of the Company's borrowings are subject to variable interest rates that may fluctuate with changes to prevailing interest rates. Increases in these interest rates could therefore increase the Company's costs and diminish its profits.

The Company's overall financial position may be adversely affected by a number of factors including restrictions in borrowing and debt arrangements, changes to credit ratings and effective tax rates

        The Company is subject to certain covenants and restrictions in relation to its listed debt securities and its bank lending facilities. The Company is also subject to restrictions on financing that have been imposed by regulators. These restrictions may hinder the Company in servicing the financial requirements of its current business or the financing of newly acquired or developing businesses. The debt issued by the Company and certain of its subsidiaries is rated by credit rating agencies and changes to these ratings may affect both the borrowing capacity of the Group as a whole and the cost of these borrowings. The effective rate of tax paid by the Group may be influenced by a number of factors including changes in law and accounting standards and the Group's overall approach to such matters, the results of which could increase or decrease that rate.

New or revised accounting standards, rules and interpretations by the UK, US or international accounting standard setting boards and other relevant bodies could have an adverse effect on the Group's reported financial results

        With the adoption of International Financial Reporting Standards ("IFRS"), changes in the accounting treatment of replacement expenditure, regulatory assets and pension and post-retirement benefits will significantly affect the way the Company reports its financial position and results of operations. New standards, rules or interpretations may be issued that could also have significant effects. In addition, as a body of practice develops, the application of accounting principles to the Company's particular circumstances may change.

2      Risks relating to the B Shares

Liquidity of the B Shares

        If the Return of Cash is implemented, the B Shares will be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. However, there can be no assurance that an active trading market for the B Shares will develop or, if developed, be sustained.

        If the percentage of the B Shares in public hands falls below 25 per cent. (or such lower percentage as may be permitted by the Financial Services Authority) the admission of the B Shares to the Official List and to trading on the London Stock Exchange's market for listed securities may be suspended or cancelled.

Rights and restrictions of the B Shares

        The Company will have the right, after 8 August 2007, to convert any outstanding B Shares into New Ordinary Shares. The number of New Ordinary Shares which would be received by a holder of B Shares would be the number of B Shares then held by that Shareholder multiplied by 65 pence and divided by the average market price of the New Ordinary Shares for the five Business Days immediately preceding conversion.

United Kingdom taxation

        The general guide on United Kingdom taxation in relation to the Return of Cash set out in Part 7 of the Circular to Shareholders, and incorporated into this document by reference, is based on current UK tax law and HM Revenue and Customs' practice as at the date of this document. The current legislation and practice may change and any such changes may affect the taxation liabilities of Shareholders in relation to the B Shares.

3      Forward-looking statements

        This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements which are subject to assumptions, risks and uncertainties; actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the key timing and success of future acquisition opportunities. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. National Grid does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document, save as required by law and regulations.

PART II

BUSINESS OF NATIONAL GRID

        Prospective investors should read the whole document and not just rely on key or summarised information set out in this Part II. The financial information in this Part II has been extracted without material adjustment from the Annual Report and Accounts 2004/05.

1      Introduction

        National Grid is a network utility, based mainly in the UK and the US. Its principal interests are in the transmission and distribution of electricity and gas and in the provision of network infrastructure to the broadcast and telecommunications industries. National Grid also has interests in related markets, including metering services, liquefied natural gas facilities and property in the UK, as well as electricity interconnectors in the UK, US and Australia.

2      History and development of the business

        National Grid was incorporated and registered in England and Wales on 11 July 2000 with the company number 4031152.

        National Grid originated from the restructurings of the UK gas industry in 1986 and the UK electricity industry in 1990. It entered the US energy delivery market in 2000 and substantially expanded its UK wireless infrastructure activities in 2004.

        The UK gas industry was first restructured in 1986 when British Gas was incorporated as a public limited company, British Gas plc. In 1997, Centrica was demerged from British Gas plc, which was renamed BG plc. In December 1999, BG plc completed a restructuring programme which resulted in the creation of a new parent company, BG Group plc, and involved separating the UK regulated business, BG plc (renamed Transco plc), from its other businesses. Lattice Group plc was created as the holding company for Transco plc and certain other non-regulated infrastructure service businesses and, in October 2000, it was demerged from BG Group plc and separately listed on the London Stock Exchange.

        In 1990, National Grid Company plc took on the ownership and control of the electricity transmission network in England and Wales and certain interests in the interconnectors with Scotland and France from the Central Electricity Generating Board. Originally the predominant shareholders in National Grid Company plc, via a holding company, were the 12 Regional Electricity Companies which owned and operated the local distribution systems, but, in 1995, shares in the holding company were listed on the London Stock Exchange and by 1996 the Regional Electricity Companies had disposed of most of their respective shareholdings.

        National Grid entered the US electricity market in 2000 when it acquired New England Electric System and Eastern Utilities Associates. It expanded further into the northeastern US with its acquisition of Niagara Mohawk Power Corporation in January 2002. National Grid USA is the holding company for the Company's US operations.

        In October 2002 National Grid Group plc, the holding company for National Grid Company plc and National Grid USA, merged with Lattice Group plc, changing its name to National Grid Transco plc. In July 2005 the Company's name was changed to National Grid plc.

        In August 2004, the Company completed the purchase of the UK operations of Crown Castle International Corp. and integrated it with the Group's existing communications business, Gridcom UK, to form a single business, known as Crown Castle UK.

        Also in August 2004, the Company agreed the sales of four of its UK gas distribution networks. These sales completed on 1 June 2005, following which the Company still owns the largest gas distribution network in the UK.

3      Regulatory environment

        National Grid is listed on the London Stock Exchange and on the New York Stock Exchange and, as a consequence, is subject to regulation by the Financial Services Authority in the UK, and by the SEC in the US.

        National Grid operates in a highly regulated environment, which means that good relationships with economic and safety regulators and all its stakeholders are essential because they set the frameworks within which the business operates.

        In the UK the electricity transmission, gas transmission and distribution businesses are regulated by Ofgem and operate under Transco's NTS Gas Transporter Licence, Transco's Retained Distribution Networks Transporter Licence and the Electricity Transmission Licence for National Grid Company Plc, which are all material to the Company's business or profitability. Ofgem's statutory duties are set out under the Utilities Act 2000 and it operates under the direction and governance of the Gas and Electricity Markets Authority, which makes all major decisions and sets policy priorities for Ofgem.

        In the US the Company's public utilities are regulated by the commissions in the states in which it operates and by the Federal Energy Regulatory Commission. These US regulators set service standards and determine the Company's potential levels of return.

        As a result of the Company's ownership of several US public utility companies, National Grid is a registered holding company under the US Public Utility Holding Company Act 1935, for which the regulator is the SEC. This law imposes various conditions and limitations relating to financing, subsidiary company transactions and ownership of non-utility businesses, and the requirement for SEC consent for further US utility acquisitions.

        In addition, certain of the UK activities of the Company's wireless infrastructure business are subject to regulation by Ofcom, in particular the Company's UK analogue television and radio transmission networks. National Grid operates two digital multiplexes under the terms of a licence granted by Ofcom. Ofcom is also responsible for regulating the broadcast and telecommunication industries to which Crown Castle UK provides wireless infrastructure.

4      Regulatory developments

        On 1 April 2005, the British Electricity Transmission and Trading Arrangements ("BETTA") came into operation and, as the Great Britain System Operator, National Grid became responsible for operating the Scottish electricity transmission network in addition to that of England and Wales.

        The European Union Electricity Regulation requires a mandatory inter-operator compensation scheme to be established in respect of electricity transfers between member states. The scheme may be introduced in the course of 2006, although this is by no means certain. Any receipts from, or payments to, the scheme will have to be set against transmission charges and so the overall impact is expected to be neutral to National Grid Company plc. The scheme could also impact on charging arrangements for the interconnector with France. The Regulation also allows for other changes to be made to transmission tariffs and congestion management across member state borders, although details of these areas will only be developed over the coming year.

        A European Union Directive concerning measures to safeguard security of natural gas supply is due for implementation in May 2006. This will ensure that member states have in place, and publish, policies and standards on gas security of supply. In addition, the Gas Regulation on conditions for access to gas networks is expected to be adopted by the European Union in the summer of 2005. National Grid expects the impact of these regulations on its businesses to be minimal.

        There are also a number of European Directives and Regulations in development covering many issues including electricity security of supply, harmonisation of access to gas systems and infrastructure development, where the precise impact on National Grid's businesses in the future is currently uncertain.

5      Business overview

Principal activities and markets

        National Grid's business operations are divided into the following segments: UK electricity and gas transmission; US electricity transmission; UK gas distribution; US electricity and gas distribution; US stranded cost recoveries; wireless infrastructure; and other operations.

UK electricity and gas transmission

        National Grid's UK electricity and gas transmission business comprises the ownership and operation of the high-voltage electricity transmission system in England and Wales and of the gas National Transmission System ("NTS") in Great Britain. Since 1 April 2005, National Grid has also been responsible for operating the high-voltage electricity transmission system in Scotland.

        Day-to-day operation of the electricity transmission system involves the continuous real-time matching of generation output with demand, ensuring the stability and security of the power system and the maintenance of satisfactory voltage and frequency.

        Day-to-day operation of the NTS includes balancing supply with demand, maintaining satisfactory system pressures and ensuring gas quality standards are met.

US electricity transmission

        In the US, National Grid owns and operates an electricity transmission network of approximately 14,000 miles. Its US electricity transmission business operates facilities at voltages ranging from 69 kV to 345 kV, utilising nearly 9,000 miles of overhead lines and 541 substations. National Grid is the largest electricity transmission service provider in the Northeastern US by reference to the length of these high-voltage transmission lines. In addition, it owns and operates a 139 mile direct current transmission line rated at 450 kV that is a key section of an interconnector between New England and Canada.

        National Grid provides electricity transmission in New York through Niagara Mohawk Power Corporation and in New England principally through New England Power Company.

        In addition, in the Midwestern US, its GridAmerica business manages a range of electricity transmission operations on behalf of its participant utilities. These include operational planning, outage management and scheduling of transmission service. It was the first multi-system independent transmission company and was formed under agreements with Ameren, FirstEnergy, Northern Indiana Public Service Company ("NIPSCO") and the Midwest Independent System Operator ("MISO").

        During April 2005, Ameren notified National Grid's US electricity transmission business and its fellow GridAmerica participants that it will withdraw from GridAmerica effective 1 November 2005. Together with FirstEnergy and NIPSCO, National Grid evaluated GridAmerica's viability given the current industry environment, their respective long-term corporate strategies and Ameren's departure, and ultimately agreed to cease operations also effective 1 November 2005. The Group will be looking to reapply the skills and knowledge brought to its participation in GridAmerica as it seeks to develop interests in North America.

UK gas distribution

        National Grid's UK gas distribution business, following the sales of four of National Grid's regional gas distribution networks (Scotland, South of England, Wales and West and North of England), currently comprises a network covering the East of England, London, the North-West and the West Midlands. The network distributes gas on behalf of approximately 70 active gas shippers from the NTS to around 11 million consumers and consists of approximately 82,000 miles of distribution pipelines.

        Prior to the sales, National Grid's UK gas distribution business comprised almost all of Great Britain's gas distribution system. The network consisted of 170,000 miles of distribution pipelines and around 21 million consumers.

US electricity and gas distribution

        National Grid is one of the leading electricity distribution service providers in the Northeastern US, as measured by energy delivered. US electricity and gas distribution serves approximately 3.3 million electricity customers over a network of 72,000 circuit miles and around 565,000 gas customers over a network of 8,500 miles.

        National Grid provides electricity and gas distribution in New York through its subsidiary Niagara Mohawk Power Corporation. It provides electricity distribution in New England through its subsidiaries Massachusetts Electric Company (operating in Massachusetts), Nantucket Electric Company (operating on Nantucket Island off Massachusetts), The Narragansett Electric Company (operating in Rhode Island) and Granite State Electric Company (operating in New Hampshire).

US stranded cost recoveries

        The US stranded cost recoveries segment captures the recovery of various generation-related costs that were incurred prior to industry-wide restructuring that deregulated the generation business. These costs consist primarily of the above-market costs associated with the generation assets and with amending or ending purchased power contracts. National Grid recovers a large portion of these stranded costs, along with a return, through a special rate charged to customers.

Wireless infrastructure

        In August 2004, National Grid completed the purchase of the UK operations of Crown Castle International Corp. for £1.1 billion and National Grid is in the process of integrating this business with Gridcom UK to establish a single business, known as Crown Castle UK.

        Crown Castle UK is the leading independent provider of network infrastructure to mobile telephone operators and one of two providers of transmission networks for analogue and digital television and radio broadcasters in the UK.

        Following the integration, the business will have around 5,000 active sites used for mobile communications and will provide services to over 14,500 tenants. Crown Castle UK also owns some 750 purpose built broadcast towers and associated transmission equipment used for radio and television broadcasting.

        National Grid's mobile infrastructure business provides sites on long-term contracts to blue chip companies. In addition, sites are also used by other customers such as the emergency services and taxi companies. National Grid also offers other services such as site design, antenna installation and project management.

        National Grid's broadcast transmission business is a network of transmission towers and broadcast equipment with long-term contracts to transmit analogue and digital radio and television signals for reception by the public from content providers, such as the BBC, BSkyB, MTV, Virgin Radio and talkSPORT.

Other operations

        Other businesses include Metering, Interconnectors, Liquefied Natural Gas, Property Services Group, Fulcrum Connections, Advantica and other corporate activities.

        A breakdown of total revenues by category of activity and geographic market for each financial year for the period covered by the historical financial information is set out in Part III "Operating and Financial Review" of this document.

6      Investments

        National Grid's principal investments consist of capital and replacement expenditure on its transmission and distribution networks, together with acquisitions, disposals and mergers, details of which are set out below.

Acquisitions, disposals or mergers

2002/03

  •
  In January 2002, the Group acquired Niagara Mohawk Power Corporation for a consideration of £2,186 million.

  •
  In October 2002, National Grid Group plc, the holding company for National Grid Company plc and National Grid USA, merged with Lattice Group plc, and the resulting entity was renamed National Grid Transco plc.

2003/04

  •
  There were no significant acquisitions, disposals or mergers during 2003/04.

2004/05

  •
  In August 2004, the Group acquired the UK operations of Crown Castle International Corp. for cash consideration of £1,138 million, including acquisition costs of £14 million.

2005/06

  •
  On 1 June 2005, National Grid completed the sales of four of its eight gas distribution networks (Scotland, Wales, North of England and South of England) for cash proceeds of £5.8 billion, enabling the £2 billion Return of Cash and repayment of around £2.3 billion of debt.

Capital expenditure

        Capital expenditure in 2004/05 was £1,431 million compared with £1,481 million in 2003/04 and £1,520 million in 2002/03. The decrease in 2004/05 compared with 2003/04 of £50 million reflected a reduction in capital expenditure in the UK electricity and gas transmission segment of £62 million and a reduction of £21 million within the UK gas distribution segment.

        The total level of capital expenditure for continuing operations of £1,481 million in 2003/04 was higher than capital expenditure within continuing operations for 2002/03 by £56 million. This reflected higher capital expenditure: in constructing the Basslink interconnector (linking the electricity network from Australia to Tasmania) and the Isle of Grain LNG import terminal; within US electricity and gas distribution; and within UK electricity and gas transmission. The higher capital expenditure was partially offset by a reduction in capital expenditure within UK gas distribution.

        The table below, extracted without material adjustment from the Annual Report and Accounts 2004/05, shows capital expenditure for each segment of the business:

	Years ended 31 March
	2005	2004 (restated)	2003 (restated)
	£m	£m	£m
UK electricity and gas transmission	522	584	567
US electricity transmission	74	53	49
UK gas distribution	272	293	380
US electricity and gas distribution	234	277	249
US stranded costs recoveries	—	—	—
Wireless infrastructure	19	2	7
Other activities	310	272	173

Continuing operations	1,431	1,481	1,425

Discontinued operations	—	—	95

UK	981	1,071	1,172
US	312	332	298
Rest of the World	138	78	50

	1,431	1,481	1,520

Continuing operations of Group undertakings comprise:
Existing businesses
— businesses disposed on 1 June 2005	152	168	211
— others	1,265	1,313	1,214
Acquisition (Crown Castle UK)	14	—	—

	1,431	1,481	1,425

Note:

        Capital expenditure comprises additions to tangible and intangible fixed assets (excluding goodwill) amounting to £1,431 million (2004: £1,479 million; 2003: £1,519 million) and £nil (2004: £2 million; 2003: £1 million) respectively.

UK electricity and gas transmission

        Capital investment in the replacement, reinforcement and extension of the UK electricity and gas transmission systems in 2004/05 was £522 million, compared with £584 million in 2003/04 and £567 million in 2002/03.

        In 2004/05, 41 per cent. of electricity transmission capital expenditure was related to asset replacement, reflecting the increasing need to replace transmission network assets, many of which were commissioned in the 1960s.

        The decrease in overall capital investment comparing 2004/05 with 2003/04 was largely due to completion of major projects on the gas and electricity networks, despite an underlying increase in electricity asset replacement investment in 2004/05.

US electricity transmission

        Capital investment in the replacement, reinforcement and extension of the US electricity transmission networks in 2004/05 was £74 million, compared with £53 million in 2003/04 and £49 million in 2002/03. These amounts are given using the respective average exchange rates for 2004/05, 2003/04 and 2002/03.

        The increase in capital expenditure comparing 2004/05 with 2003/04 reflected additional planned asset replacement investments in both New England and New York to ensure the ongoing safety, environmental and reliability performance of the system.

        National Grid expects a significant increase in investment in New England to deliver its regional system expansion planning process projects. There will also be an increase in investment in New York in order to address asset replacement requirements and increase safety and reliability of the system.

UK gas distribution

        Growth capital expenditure in the reinforcement and extension of the UK Gas Distribution network was £272 million 2004/05, compared with £293 million in 2003/04 and £380 million in 2002/03.

        Capital expenditure reduced from £293 million in 2003/04 to £272 million in 2004/05 because of a lower level of investment in high pressure pipeline projects, such projects being dependent on forecasts of future demand.

        During 2004/05 National Grid spent £474 million on replacement expenditure. Ofgem treats 50 per cent. of projected replacement expenditure as recoverable during the price control period and 50 per cent. as recoverable over future years, as another form of capital investment in the network.

US electricity and gas distribution

        Capital investment in the replacement, reinforcement and extension of the US electricity and gas distribution networks in 2004/05 was £234 million, compared with £277 million in 2003/04 and £249 million in 2002/03. These amounts reflect the actual respective average exchange rates for 2004/05, 2003/04 and 2002/03.

        US electricity and gas distribution capital investment expenditure decreased by £43 million in 2004/05, of which £28 million is attributable to the impact of exchange rate movements. There was a £45 million decline in spending on automated meter reading and on a large gas pipeline project, both of which were largely completed in 2003/04. This decrease was partially offset by increased other spending of £30 million.

        US electricity and gas distribution capital investment expenditure increased by £28 million in 2003/04. This reflected increased spending of £13 million to establish automated meter reading and £28 million for load relief and reliability projects, including £9 million for a large gas pipeline, partially offset by the £13 million impact of exchange rate movements.

Wireless infrastructure

        Capital investment in wireless infrastructure was £19 million in 2004/05, compared with £2 million in 2003/04 and £7 million in 2002/03. The increase in capital expenditure primarily reflects the acquisition of the UK operations of Crown Castle International Corp.

Other activities

        Capital expenditure in 2004/05 amounted to £310 million, an increase of £38 million compared with £272 million in 2003/04. This reflected an increase of £58 million relating to the Basslink project, offset by a £7 million reduction in capital expenditure on the Isle of Grain LNG importation terminal and a £13 million reduction in other capital expenditure.

        Capital expenditure in 2003/04 of £272 million was £99 million higher than in 2002/03, comprising a £56 million increase on the Isle of Grain LNG project, a £28 million increase in Basslink and a £15 million increase in other capital spending.

Replacement expenditure

        Replacement expenditure represents the cost of planned maintenance on gas mains and services assets, the vast majority of which relates to the Group's UK gas distribution business. This expenditure is principally undertaken to maintain the safety of the gas network in the UK and is written off to the profit and loss account as incurred, as such expenditure does not enhance the economic performance of those assets. Replacement expenditure on National Grid's UK gas distribution network for the year ended 31 March 2005 was £474 million, compared with £388 million in 2003/04 and £405 million in 2002/03.

Commitments and contingencies

        The Group's commitments and contingencies outstanding as at 31 March 2004 and 31 March 2005 are summarised in the table below:

	Years ended 31 March
	2005	2004
	£m	£m
Future capital expenditure contracted but not provided	927	448
Total operating lease commitments	930	478
Power commitments	4,915	5,555
Other commitments, contingencies and guarantees	349	263

Lease commitments

        At 31 March 2005, the Group's operating lease commitments for the financial year ending 31 March 2006 amounted to £99 million (2004: £59 million) and are analysed by lease expiry date as follows:

	Land and buildings		Other		Total
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Within one year	1	2	3	4	4	6
Between two and five years	10	5	18	15	28	20
After five years	57	21	10	12	67	33

	68	28	31	31	99	59

        Total Group commitments under non-cancellable operating leases were as follows:

	2005	2004
	£m	£m
In one year or less	99	59
In more than one year, but not more than two years	91	45
In more than two years, but not more than three years	83	40
In more than three years, but not more than four years	79	32
In more than four years, but not more than five years	77	31
In more than five years	501	271

	930	478

Power commitments

        At 31 March 2005, the Group had obligations to purchase energy under long-term contracts. The following table analyses these commitments, excluding those purchased power obligations:

	2005	2004
	£m	£m
In one year or less	1,058	1,065
In more than one year, but not more than two years	623	629
In more than two years, but not more than three years	583	592
In more than three years, but not more than four years	567	575
In more than four years, but not more than five years	462	559
In more than five years	1,622	2,135

	4,915	5,555

Other commitments, contingencies and guarantees

        The value of other Group commitments, contingencies and guarantees at 31 March 2005 amounted to £349 million, including guarantees amounting to £189 million.

        Details of the guarantees entered into by the Group at 31 March 2005 are shown below:

  (i)
  performance guarantees of £45 million relating to certain property obligations of Group undertakings. The bulk of these expire by December 2025;

  (ii)
  a guarantee of £50 million of the obligations of a Group undertaking to make payments in respect of any liabilities under a meter operating contract that runs until May 2008;

  (iii)
  a performance guarantee relating to the construction of the Victoria to Tasmania interconnector that commenced at 840 million Australian Dollars, reducing at construction milestones. The maximum potential payout is now estimated as £11 million. The guarantee expires at commissioning, currently anticipated in April 2006;

  (iv)
  a further performance guarantee relating to the construction of the Victoria to Tasmania Interconnector that commenced at 48 million Australian Dollars (£20 million). This halves on commissioning, currently anticipated in April 2006 and expires in November 2006;

  (v)
  a guarantee of the payment obligations of a Group undertaking in respect of a Power Connection Agreement amounting to an annual maximum of 6 million Australian Dollars, reducing over the term of the contract. This runs until June 2049, but the maximum potential payout is estimated as £5 million;

  (vi)
  a guarantee of the payment obligations of a Group undertaking in respect of a Nitrogen Supply Agreement amounting to a maximum potential payout of £15 million subject to a cap of £1 million per annum. This runs until November 2019;

  (vii)
  a guarantee of the payment obligations of a Group undertaking in respect of a Power Connection Agreement amounting to a maximum potential payment of £14 million subject to a cap of £7 million per annum. This runs until December 2024;

  (viii)
  guarantees in respect of a former associate amounting to £14 million, the bulk of which relates to its obligations to supply telecommunications services. This is open-ended; and

  (ix)
  other guarantees amounting to £15 million arising in the normal course of business and entered into on normal commercial terms. These guarantees run for varying lengths of time.

        The Company has also guaranteed the lease obligations of a former associate to a Group undertaking, amounting to £37 million (2004: £45 million).

        The Group proposes to meet all of its commitments from operating cash flows, existing credit facilities, future facilities and other financing that it reasonably expects to be able to secure in the future.

Contractual obligations as at 31 March 2005

        The table of contractual obligations below analyses the long-term contractual obligations of the Group according to its payment period.

        Purchase obligations reflect the Group's commitments under power commitments (excluding the above market amounts) and future capital expenditure contracted for but not provided. The other long-term liabilities reflected in the balance sheet at 31 March 2005 comprise the net present value of purchase power obligations in respect of above market amounts; liability for index-linked swap contracts; and other creditors that represent contractual obligations falling due after more than one year.

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Total borrowings	14,219	3,256	2,471	2,506	5,986
Operating lease commitments	930	99	174	156	501
Purchase obligations	5,842	1,656	1,534	1,030	1,622
Other long-term liabilities reflected in the balance sheet	616	126	318	126	46

	21,607	5,137	4,497	3,818	8,155

7      Trend information

        Although demand for electricity and gas can vary on a seasonal basis, the Group's UK electricity and gas transmission turnover and adjusted earnings are not, generally speaking, subject to substantial seasonal variations, because the largest elements of UK electricity and gas transmission turnover relate to customers' use of the transmission systems. Customers are charged for these services in a number of ways, some giving rise to variation in income over a financial year, but overall this typically provides for a relatively constant revenue stream over the course of the financial year.

        UK gas distribution is subject to regulatory agreements governing the maximum revenue that should be billed in a financial year. The timings of the recognition of these revenues are such that typically 60 per cent. of total revenue would be recognised in the second half of the financial year.

        US electricity transmission would normally provide for a relatively constant revenue stream over the course of a financial year.

        US electricity and gas distribution would usually expect total revenues in the second half of the financial year to be higher than in the first half, as a result of a higher demand for energy in the winter months.

8      Dividends and dividend policy

        The Company generally pays dividends twice yearly. An interim dividend of 8.5 pence per Ordinary Share was paid on 24 January 2005. A final dividend of 15.2 pence per Ordinary Share is to be paid on 24 August 2005.

        The Board has recommended a 28 per cent. increase in the final dividend per share for the year ended 31 March 2005, giving rise to a 20 per cent. increase in the total dividend for the year. Going forward, the Board has declared that its dividend policy is to aim to increase dividends per ordinary share, expressed in sterling, by 7 per cent. nominal in each financial year to 31 March 2008.

        The table set out below lists the final and interim dividend distributions and the amount of the dividend per Ordinary Share for each of the three financial years to 31 March 2005:

	Years ended 31 March
	2005		2004		2003
	Pence per Ordinary Share	£m	Pence per Ordinary Share	£m	Pence per Ordinary Share	£m
Dividends payable by the Company
— interim dividend	8.5	262	7.91	243	6.86	213
— final dividend	15.2	469	11.87	366	10.34	317

Total	23.7	731	19.78	609	17.20	530

PART III

OPERATING AND FINANCIAL REVIEW

        The following review should be read in conjunction with the financial information set out in Part IV and the rest of this document. Prospective investors should read the whole document and not just rely on key or summarised information set out in this Part III. The financial information in this Part III, excluding the capitalisation and indebtedness statement, has been extracted without material adjustment from the Annual Report and Accounts 2004/05. The financial information has been prepared in accordance with UK GAAP. This Part III includes forward-looking statements that involve risks and uncertainties. National Grid's actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors, including those set out under "Risk Factors" in Part I and elsewhere in this document.

1      Financial highlights

		Years ended 31 March
		2005	2004 (restated)(i)	2003 (restated)(i)
Group turnover	£million	8,521	9,033	9,400
Adjusted operating profit(ii)	£million	2,212	2,213	2,148
Profit on ordinary activities before taxation	£million	1,152	1,337	627
Taxation	£million	(245)	(261)	(245)
Profit for the year	£million	908	1,074	351
Total assets	£million	24,711	23,397	24,904
Net assets	£million	1,391	1,271	1,205
Net debt	£million	(13,549)	(12,632)	(13,878)
Net cash inflow from operating activities before exceptional items(ii)	£million	3,103	3,058	3,154
Net cash inflow from operating activities	£million	2,909	2,810	2,826
Ordinary dividend per share	pence	23.7	19.8	17.2
Earnings per share (adjusted basic)(ii)	pence	35.9	33.9	27.1
Employees	average number	24,607	25,658	28,940

Notes:

(i)
During the year ended 31 March 2005, the Group adopted Financial Reporting Standard ("FRS") 20 "Share-based payment", therefore, comparative figures for the years ended 31 March 2004 and 2003 have been restated to reflect changes in accounting policies and changes in the presentation of segmental information. These restatements are sourced from the Group Profit and Loss Account set out on page 88 of the Annual Report and Accounts 2004/05 and incorporated by reference herein.

(ii)
Excludes impact of exceptional items and goodwill amortisation.

2      Operating and financial review

        National Grid's objective is to be the world's premier network utility by growing organically through investment in its network infrastructure (approximately £1.9 billion per annum capital and replacement expenditure during the years 2002/03 - 2004/05) and operating it more effectively, as well as through selective acquisitions and disposals. The period since 2002 has seen the acquisition of Niagara Mohawk Power Corporation, the merger with Lattice Group plc, the acquisition of the UK operations of Crown Castle International Corp. and the sale of four of the eight gas distribution networks with the accompanying Return of Cash.

        National Grid operates in a highly regulated environment, which means that good relationships with economic and safety regulators and all its stakeholders are essential because they set the frameworks within which the business operates.

        In delivering its objectives the business faces a number of principal risks and uncertainties (these are listed under the section headed "Risk Factors" of this document).

        The following tables summarise the turnover and adjusted operating profit of the Group by business segment:

	Years ended 31 March
	2005	2004 (restated)	2003 (restated)
	£m	£m	£m
Turnover
UK electricity and gas transmission	1,930	1,867	1,893
US electricity transmission	283	318	407
UK gas distribution	2,215	2,245	2,089
US electricity and gas distribution	3,114	3,494	3,306
US stranded cost recoveries	420	507	586
Wireless infrastructure	208	72	61
Other activities	844	834	861
Sales between businesses	(493)	(462)	(370)

Continuing operations	8,521	8,875	8,833
Discontinued operations	—	158	586
Sales between businesses	—	—	(19)

Group turnover	8,521	9,033	9,400

UK	4,723	4,736	5,096
US	3,798	4,297	4,304

        The analysis of turnover by geographical area is on the basis of origin. Turnover on a destination basis would not be materially different. There is no turnover between the UK and the US geographical areas.

        Approximately 14 per cent. (2004: 15 per cent.) of the Group's turnover for the year ended 31 March 2005 amounting to approximately £1.2 billion (2004: £1.4 billion) derives from a single customer, the Centrica Group. The majority of this turnover is in the UK gas distribution segment with lesser amounts in other activities and the UK electricity and gas transmission segment.

	Years ended 31 March
	2005	2004 (restated)	2003 (restated)
	£m	£m	£m
Adjusted operating profit
UK electricity and gas transmission	809	759	809
US electricity transmission	123	133	128
UK gas distribution	570	716	547
US electricity and gas distribution	374	362	401
US stranded cost recoveries	121	134	170
Wireless infrastructure	46	6	(23)
Other activities	162	96	147

Continuing operations	2,205	2,206	2,179
Discontinued operations	—	—	(26)
Joint ventures	7	7	(5)

Total adjusted operating profit	2,212	2,213	2,148

UK	1,583	1,576	1,444
US	623	631	704
Latin America	1	—	(7)
Rest of the World	5	6	7

Note:

Adjusted operating profit represents operating profit before exceptional items and goodwill amortisation.

Group turnover

        The decrease in Group turnover from 2003/04 to 2004/05 of £512 million primarily related to a reduction of £435 million arising from the movement in the average US dollar to sterling exchange rate from US$1.68:£1 in 2003/04 to US$1.87:£1 in 2004/05. Turnover from discontinued operations was £158 million lower as a result of the disposal in 2003/04 of EnMO Limited, which provides the on-the-day commodity market for gas trading in Great Britain. This was partially offset by an increase of £148 million from the acquisition of the UK operations of Crown Castle International Corp. during 2004/05.

        The fall in Group turnover from 2002/03 to 2003/04 of £367 million primarily reflected a reduction in turnover relating to discontinued operations which dropped from £567 million in 2002/03 to £158 million in 2003/04, related mostly to EnMO Limited and a reduction in turnover of £231 million arising from the movement in the average US dollar to sterling exchange rate from US$1.59:£1 in 2002/03 to US$1.68:£1 in 2003/04. After taking these factors into account, turnover increased, arising from sales volume growth in UK gas distribution and in US electricity and gas distribution.

Adjusted operating profit

        Adjusted operating profit in 2004/05 was £1 million lower than 2003/04, reflecting a £65 million reduction as a consequence of the movement in the US dollar to sterling exchange rate, a contribution of £39 million from the acquisition of the UK operations of Crown Castle International Corp. and other movements totalling £25 million.

        Adjusted operating profit in 2003/04 was £65 million higher than 2002/03. The main reason for the increase in adjusted operating profit was the strong performance of UK gas distribution, together with a reduction in losses from discontinued operations of £26 million.

Joint ventures

        Joint ventures contributed £7 million to operating profit in 2004/05, unchanged from 2003/04. Of this, £1 million in 2004/05 related to a discontinued joint venture, Citelec, in which National Grid sold its 42.5 per cent. interest in August 2004.

        Citelec is the holding company of Transener, which owns and operates a transmission system in Argentina. National Grid accounted for Citelec under hyperinflationary accounting principles up until its disposal. The application of these principles had no material impact on the results for the year ended 31 March 2005 or 2004, but during the year ended 31 March 2003, they resulted in the recognition of an exceptional interest credit of £67 million and restated exceptional minority interest charge of £28 million.

        There was a £2 million reduction in the continuing operations operating profit generated by joint ventures in comparing 2003/04 with 2002/03, as National Grid's share of joint ventures from continuing operations changed from £9 million in 2002/03 to £7 million in 2003/04.

Information relating to businesses disposed on 1 June 2005

        The table below, which is extracted from note 2(c) to the Annual Report and Accounts 2004/05, shows amounts relating to the four gas distribution networks that the Group sold on 1 June 2005 which have been included within the continuing operations of the UK gas distribution activity:

	Years ended 31 March
	2005	2004	2003
	£m	£m	£m
Turnover	1,102	1,115	1,031
Depreciation	(97)	(98)	(90)
Payroll costs	(132)	(133)	(152)
Other operating charges:
—Purchases of gas	(28)	(20)	(25)
—Rates and property taxes	(84)	(82)	(89)
—Replacement expenditure	(235)	(201)	(199)
—Exceptional operating items	(74)	(56)	(57)
—Other non-exceptional operating charges	(181)	(174)	(150)

	(602)	(533)	(520)

Operating profit	271	351	269

Note:

The above results include shared service centre expenditure in 2005 of £27 million (2004: £27 million; 2003: £28 million) that will continue to be recharged for a period of 18 months following completion of the sales.

Total and net assets

	Total Assets		Net Assets
	2005	2004 (restated)	2005	2004 (restated)
	£m	£m	£m	£m
UK electricity and gas transmission	6,448	6,284	5,735	5,472
US electricity transmission	1,469	1,539	1,439	1,465
UK gas distribution	5,167	4,928	3,559	3,403
US electricity and gas distribution	5,311	5,423	4,245	4,448
US stranded cost recoveries	2,311	2,598	1,693	1,834
Wireless infrastructure	1,462	156	1,215	103
Other activities	1,818	1,734	898	837

Continuing operations	23,986	22,662	18,784	17,562
Discontinued operations	—	—	—	(7)

Group undertakings	23,986	22,662	18,784	17,555

Joint ventures—continuing operations (electricity activities)	17	19	17	19
Unallocated	708	716	(17,410)	(16,303)

	24,711	23,397	1,391	1,271

UK	14,494	12,846	11,053	9,565
US	9,229	9,679	7,499	7,854
Rest of the World	280	156	249	155
Unallocated	708	716	(17,410)	(16,303)

	24,711	23,397	1,391	1,271

Continuing operations of Group undertakings comprise:
Existing businesses
—businesses disposed on 1 June 2005	2,888	2,707	2,075	1,903
—other	19,799	19,955	15,611	15,659
Acquisition (Crown Castle UK)	1,299	—	1,098	—

	23,986	22,662	18,784	17,562

Note:

The analysis of total assets and net assets by business segment includes all attributable goodwill and excludes inter-business balances. Unallocated total assets include current asset investments, cash, tax and taxation related regulatory assets. Unallocated net liabilities include net borrowings, tax, interest, dividends and tax related regulatory assets.

3      Property, plant and equipment

UK electricity and gas transmission

        National Grid's UK electricity and gas transmission business comprises the ownership and operation of the high-voltage electricity transmission system in England and Wales and of the gas NTS in Great Britain. The Company owns electricity assets, which comprise approximately 4,500 miles of overhead line, about 410 miles of underground cable and 341 substations at 243 sites. The Company also owns NTS assets, which comprise approximately 4,300 miles of high pressure pipe and 25 compressor stations, connecting to eight distribution networks and to third party independent systems for onward transportation of gas to end consumers.

        As electricity transmission owner and gas transmission owner, the Company owns and maintains the physical assets, develops the networks to accommodate new connections and disconnections, and manages a programme of asset replacement to ensure the long-term reliability of the systems.

US electricity transmission

        In the US, National Grid owns and operates an electricity transmission network of approximately 14,000 miles. Its US electricity transmission business operates facilities at voltages ranging form 69kV to 345kV, utilising nearly 9,000 miles of overhead lines and 541 substations. In addition, it owns and operates a 139 mile direct current transmission line rated at 450kV that is a key section of an interconnector between New England and Canada.

UK gas distribution

        Following the sale of four of its regional distribution networks (Scotland, Wales and West, North of England and South of England), National Grid's retained UK gas distribution system consists of approximately 82,000 miles of distribution pipelines. It owns and has responsibility for the safety, development, maintenance and daily operation of the physical assets of the retained gas distribution system.

US electricity and gas distribution

        National Grid's US electricity and gas distribution serves approximately 3.3 million electricity customers over a network of 72,000 circuit miles that it owns and around 565,000 gas customers over a network of 8,500 miles that it also owns.

Wireless infrastructure

UK operations

        Following the acquisition of the UK operations of Crown Castle International Corp. and integration with Gridcom UK to establish a single business, Crown Castle UK, the business owns around 5,000 active sites used for mobile communications and provides services to over 14,500 tenants. Crown Castle UK also owns some 750 purpose-built broadcast towers and associated transmission equipment used for radio and television broadcasting.

US operations

        Gridcom US provides communications infrastructure and related network services to wireless and fixed network operators in northeastern US. Lines of business include communication towers, wireless pylon attachments, distribution antenna system networks and related network services and a dark fibre network.

Other businesses

Metering

        The UK metering business which is segmented into Transco Metering and OnStream, provides installation, maintenance and meter reading services to gas and electricity suppliers in the regulated and unregulated markets. Transco Metering provides services on behalf of Transco for an asset base, that it owns, of around 20 million domestic and industrial and commercial gas meters. OnStream's focus is the provision of metering services, including the installation and ownership, of meters to the competitive market.

Interconnectors

        In the UK, National Grid owns and operates electricity interconnectors between England and Scotland, and England and France that provide access to alternative wholesale electricity markets and additional sources of supply.

        Through the Basslink project it is also developing a 600 MW interconnector linking the electricity network on the island state of Tasmania to mainland Australia.

Liquefied Natural Gas

        National Grid is developing at the Isle of Grain an LNG import terminal that will be commissioned in 2005. In March 2005 it announced a new investment of £355 million to triple the capacity of the Isle of Grain LNG import terminal. The Company also owns an LNG storage business, which covers four other UK sites (Glenmavis, Partington, Dynevor Arms and Avonmouth).

Property Services Group

        The Property Services Group, through its SecondSite Property arm, is responsible for the management, clean up and disposal of surplus non-operational properties, that the Company owns, largely comprising contaminated former gas works.

        Below is an extract, without material adjustment, from the notes to the Annual Report and Accounts 2004/05 providing information as to the Group's tangible fixed assets:

	Land and buildings	Plant and machinery	Assets in the course of construction	Motor vehicles and office equipment	Total
	£m	£m	£m	£m	£m
Group
Cost at 1 April 2003	1,037	22,665	1,035	870	25,607
Exchange adjustments	(67)	(965)	(17)	(6)	(1,055)
Additions	13	345	1,020	101	1,479
Disposals	(128)	(144)	(2)	(124)	(398)
Reclassifications	3	760	(907)	144	—

Cost at 31 March 2004	858	22,661	1,129	985	25,633
Exchange adjustments	(13)	(202)	(2)	(1)	(218)
Acquisition of Group undertakings	29	592	—	11	632
Additions	32	334	980	85	1,431
Disposals	(34)	(117)	—	(31)	(182)
Reclassifications	39	776	(838)	23	—

Cost at 31 March 2005	911	24,044	1,269	1,072	27,296

Depreciation at 1 April 2003	343	7,818	—	599	8,760
Exchange adjustments	(12)	(358)	—	(4)	(374)
Depreciation charge for the year	19	732	—	115	866
Impairment charge	—	5	—	3	8
Disposals	(74)	(140)	—	(119)	(333)

Depreciation at 31 March 2004	276	8,057	—	594	8,927
Exchange adjustments	(3)	(75)	—	(1)	(79)
Depreciation charge for the year	19	718	—	123	860
Impairment charge	2	—	—	—	2
Disposals	(12)	(121)	—	(27)	(160)

Depreciation at 31 March 2005	282	8,579	—	689	9,550

Net book value at 31 March 2005	629	15,465	1,269	383	17,746

Net book value at 31 March 2004	582	14,604	1,129	391	16,706

        The net book value of land and buildings comprised:

	2005	2004
	£m	£m
Freehold	590	564
Long leasehold (over 50 years)	12	4
Short leasehold (under 50 years)	27	14

	629	582

Note:

        The cost of tangible fixed assets at 31 March 2005 included £449m (2004: £402m) relating to interest capitalised.

Environmental Issues

        The environmental issues affecting the utilisation of the fixed assets relate mainly to the Company's transmission activities.

        Greenhouse gas emissions—National Grid has improved its methodology for determining the significance of incidents resulting in the release of methane from its UK gas networks to bring it in line with the approach used for its other significant greenhouse gas, sulphur hexafluoride. The Company's long-term programme to replace iron mains with polyethylene pipes will progressively reduce this leakage. Central to National Grid's approach to managing its environmental impact is the ISO14001 international standard for environmental management systems and the majority of the Company's operations already conform to it.

        Contaminated land—National Grid manages a portfolio of potentially contaminated sites including former manufactured gas plants, industrial landfills, former gas holders and older substations on both its electricity distribution and transmission networks.

        In the UK, National Grid's remediation programme has its main focus on managing environmental risk followed by the remediation and subsequent development of the land for commercial reasons. In the US, in any given year it remediates the sites with highest environmental risk and/or those sites it is required to remediate by regulatory agencies, with a goal of returning these sites to productive public or private use. In 2004/05, National Grid completed remediation projects at 39 locations in the UK and two sites in the US.

        Electric and magnetic fields ("EMFs")—these are generated from a wide variety of sources, including its power lines and telecommunications infrastructure. While the balance of scientific evidence is against EMFs resulting in adverse health impacts, National Grid recognises that there is some limited scientific evidence suggesting the possibility and that there are parts of society that are concerned about this issue.

        In 2003, it took the initiative to improve the dialogue between the various parties with an interest in this issue, by creating a Stakeholder Advisory Group on EMFs ("SAGE") with representation from industry, Government, academia, professional bodies and interest groups. As a result of the success of SAGE, the participants have now agreed to establish a more formal Stakeholder Advisory Group under the sponsorship of the Department of Health.

4      Capital resources

        The Company is funded by a mixture of debt and equity capital. There was no significant additional equity finance raised in the year ended 31 March 2005. Net debt in the Group increased by approximately £900 million in the year 2004/05, with a significant factor in this increase being the financing of the acquisition of the UK assets of Crown Castle International for approximately £1.1 billion.

        Relevant ratios for the Group include the cash flow based ratios used by the credit-rating agencies to assess the Group's credit position. Ratios calculated by Moody's Investors Service for the Group for the year ended 31 March 2005 were 3.8 times for adjusted funds from operations interest coverage and 24.0 per cent. for funds from operations (pre-working capital) to debt. These compared to 3.7 times and 25.3 per cent. in 2003/04 and 3.2 times and 21.9 per cent. in 2002/03.

        The Group's financial position enables it to borrow on the wholesale capital and money markets and most of its borrowings are through public bonds and commercial paper. The Group places surplus funds on the money markets, usually in the form of short-term fixed deposits that are invested with approved banks and counterparties.

        Gross borrowings of the Group as at 31 March 2005 totalled £14,219 million. Gross external borrowings of, or guaranteed by, the Company totalled approximately £3.8 billion as at 31 March 2005. These included approximately £3.3 billion of bonds and other long-term borrowings and £158 million of issued commercial paper.

        The Company has short-/long-term credit ratings of A1/A- from Standard and Poors ("S&P") and P2/Baa1 from Moody's. In addition, certain Group undertakings are also credit rated. National Grid Company plc has a long-term credit rating of A2/A provided by Moody's and S&P respectively, whereas Transco plc has a long-term credit rating of A2/A/A and Transco Holdings plc has been separately rated A3/A-/A- by Moody's, S&P and Fitch respectively. It is an SEC requirement that the Company maintains an investment grade credit rating. It is a condition of the electricity transmission licence held by National Grid Company plc and the gas transporter licences held by Transco plc that they and Transco Holdings plc use reasonable endeavours to maintain an investment grade credit rating.

        As at 31 March 2005, the Company had a US$3.0 billion US Commercial Paper Programme (US$2.7 billion of which was unutilised); National Grid Company plc had a US$1.0 billion US Commercial Paper Programme (unutilised) and a US$1.0 billion Euro Commercial Paper Programme (US$0.6 billion unutilised); and the Company and National Grid Company plc had a joint Euro Medium Term Note Programme of €6 billion (€2.5 billion unissued). Transco plc had a US$2.5 billion US Commercial Paper Programme (US$1.5 billion unutilised) and a US$1.25 billion Euro Commercial Paper Programme (US$0.1 billion unutilised); and Transco plc and Transco Holdings plc had a joint Euro Medium Term Note Programme of €7.0 billion (€3.3 billion unissued).

        As at 31 March 2005, the Group in the UK had £1.98 billion and US$1.55 billion of short-term (364 day) committed facilities (undrawn) and £1.0 billion of uncommitted borrowing facilities (undrawn). The short-term committed facilities include an option to extend these facilities. National Grid USA companies had committed facilities of US$680 million, all of which were undrawn at 31 March 2005. These facilities provide liquidity support for New England Power Company's tax-exempt debt programme. In addition to the above facilities, at 31 March 2005, Basslink had a A$630 million loan facility (A$140 million undrawn).

        The maturity profile of all undrawn committed borrowing facilities of the Group in sterling as at 31 March 2005 was as follows:

Undrawn committed borrowing facilities

	2005	2004
	£m	£m
Expiring:
In one year or less	3,165	2,269
In more than one year, but not more than two years	57	575
In more than two years	—	165

Total	3,222	3,009

Note:

        Of the unused facilities as at 31 March 2005, £2,805 million (2004: £2,604 million) was held as back-up to commercial paper and similar borrowings. The remainder was available as additional back-up to commercial paper and for other general corporate purposes.

        The following table analyses the Group's total borrowings after taking account of currency and interest rate swaps:

	2005	2004
	£m	£m
Amounts falling due within one year:
Bank loans and overdrafts	420	314
Commercial paper	1,469	557
Other bonds	1,348	832
Other loans	19	3

	3,256	1,706

Amounts falling due after more than one year:
Bank loans	910	823
Other bonds	10,043	10,587
Other loans	10	132

	10,963	11,542

Total borrowings	14,219	13,248

	2005	2004
	£m	£m
Total borrowings are repayable as follows:
In one year or less	3,256	1,706
In more than one year, but not more than two years	2,004	877
In more than two years, but not more than three years	467	2,043
In more than three years, but not more than four years	1,213	458
In more than four years, but not more than five years	1,293	1,575
In more than five years
—by instalments	35	35
—other than by instalments	5,951	6,554

Total	14,219	13,248

Notes:

(i)
Charges over property, plant and other assets of the Group were provided as collateral over borrowings totalling £729 million as at 31 March 2005 (2004: £925 million).

(ii)
The notional amount outstanding of the Group's debt portfolio as at 31 March 2005 was £14,564 million (2004: £14,164 million).

        To ensure liquidity in an exceptional circumstance where the Company was unable to access the capital or money markets for a significant period, the Company maintains a syndicated facility with a number of banks which totalled US$1.55 billion as at 31 March 2005. This facility contains no material adverse change clause or financial covenants other than a restriction on the total indebtedness of the Company's subsidiaries to less than £13 billion outside of the US and US$9 billion in the US. The Group maintains a minimum level of committed facilities to maintain funding adequacy for at least a 12-month period.

        The Company is restricted from borrowing from its subsidiaries under legislation imposed by the SEC and Ofgem. However, the Company has inter-company debtor balances with its subsidiaries in excess of £10 billion which could be recalled if required. This would be subject to the ability of the Company's subsidiaries to be able to access sufficient cash themselves to repay these loans. The Company is restricted by the SEC in the total amount of debt and equity securities it may issue between September 2004 and September 2007 to be less than US$20 billion. The Group is also restricted by the SEC in the total amount of its borrowings to be less than 70 per cent. of total capitalisation (based on US GAAP measures). The Memorandum and Articles of Association restrict the total Group borrowings to four times adjusted capital and reserves (which was in excess of £19 billion as at 31 March 2005).

        The Company's principal sources of cash are its borrowing facilities as outlined above, dividends from its subsidiaries and repayments of, and interest payments on, its inter-company loan assets, also from subsidiaries. The Company's regular uses of cash are to service its borrowings, meet corporation tax payments and pay dividends. The Company has also used cash to fund capital and replacement expenditure on its transmission distribution networks (as described on pages 16 to 21 of this document), property, plant and equipment (detailed on page 27 to 30 of this document), and to fund acquisitions and to make loans to subsidiaries. The Company's funding requirement will be to refinance maturing debt and fund any difference between the cash received from its subsidiaries and its regular cash uses. The Company might also require funding in order to make further acquisitions or fund investment in its subsidiaries to the extent that it is not funded by the subsidiaries themselves.

        The Company's regulated utility operating subsidiaries also have their own borrowings, access to capital and commercial paper markets and bank facilities as detailed above. These subsidiaries enter into short- and long-term external borrowings to finance their own activities. These operating subsidiaries typically fulfil their investment commitments using cash generated within that subsidiary or by entering into new long-term borrowings at the subsidiary company level. This is expected to be the case for the anticipated significant investment programmes of asset replacement and system reinforcement and new generation/supply connections within both National Grid Company plc and Transco plc. The new investment to triple the capacity of the Isle of Grain LNG import terminal and any new investment in wireless infrastructure, mainly associated with the analogue to digital television switchover, will be financed via a mixture of cash and borrowing at the operating company level and funding provided by the Company from new borrowings or surplus cash.

Cash flows

        There is some seasonality to cash flows of the Group. In particular, the gas distribution business has higher receipts in the winter and spring and lower receipts in the summer months. This results in a net debt peak in around December for this business with lower net debt around April. This seasonality is usually managed at the operating company level and does not result in any seasonality of cash flows at the Company level.

        The Company received dividends from subsidiaries and joint ventures of over £1.1 billion in 2004/05 and made dividend payments of £628 million in the same period. The Company also made net payments of £31 million to service its net debt and acquired £273 million of shares in an existing subsidiary. With the surplus of cash received over cash paid, the Company made £112 million of additional investments in current assets and £95 million was used to reduce the Company's net indebtedness. Since 31 March 2005, there have been no material changes.

        Further details of cash flows are set out at page 143 of the Annual Report and Accounts 2004/05 and are incorporated by reference herein.

Treasury policy

        The details of the Company's treasury policy are set out at pages 50 to 52 of the Annual Report and Accounts 2004/05 and are incorporated by reference herein.

5      Capitalisation and indebtedness

        The following table sets out the indebtedness of the Group as at 31 May 2005:

Total
£m
Current debt
—Guaranteed	1
—Secured	299
—Unguaranteed/unsecured	3,581

Total current debt	3,880

Non-current debt (excluding current portion of long-term debt)
—Guaranteed	387
—Secured	459
—Unguaranteed/unsecured	9,671

Total non-current debt	10,518

Total indebtedness as at 31 May 2005	14,398

        The following table sets out the capitalisation of the Group as at 31 March 2005:

Total
£m
Shareholders' equity
—Share capital	309
—Share premium	1,289
—Other reserves	(5,131)

Total shareholders' equity as at 31 March 2005	(3,533)

Notes:

(i)
Shareholders' equity does not include the profit and loss reserve. There has been no material change in the shareholders' equity since 31 March 2005.

(ii)
All short-term and long-term debt of the Group is unguaranteed, except for the following bonds: Issued by National Grid Company plc and guaranteed by Ambac Assurance UK Limited: £300 million 2.983 per cent. 2018 Guaranteed Retail Price Index-Linked Bonds £50 million 2.817 per cent. 2032 Guaranteed Retail Price Index-Linked Bonds Issued by Niagara Mohawk Power Corporation and guaranteed by XL Capital Assurance Inc.: US$115.7 million variable rate 2029 Pollution Control Revenue Bonds Issued by Niagara Mohawk Power Corporation and guaranteed by Ambac Indemnity Corporation: US$45.6 million variable rate 2013 Pollution Control Refunding Revenue Bonds US$100million variable rate 2015 Pollution Control Revenue Bonds US$69.8 million variable rate 2023 Pollution Control Revenue Bonds US$75 million variable rate 2025 Pollution Control Revenue Bonds US$50 million variable rate 2026 Pollution Control Revenue Bonds US$25.76 million variable rate 2027 Pollution Control Revenue Bonds US$93.2 million variable rate 2027 Pollution Control Revenue Bonds Issued by Nantucket Electric Company and guaranteed by Ambac Indemnity Corporation: US$1.4 million 6.75 per cent. 2005 Electric Utility Revenue Bonds US$1.4 million 6.75 per cent. 2006 Electric Utility Revenue Bonds US$1.4 million 5.60 per cent. 2007 Electric Utility Revenue Bonds US$1.4 million 5.75 per cent. 2008 Electric Utility Revenue Bonds US$1.4 million 5.75 per cent. 2009 Electric Utility Revenue Bonds US$10.5 million 5.875 per cent. 2017 Electric Utility Revenue Bonds

(iii)
As at 31 May 2005 the outstanding balance of the guaranteed debt of the Group was £704 million. £316 million of this guaranteed debt was also secured by charges over property, plant and other assets of the Group.

(iv)
As at 31 May 2005 debt of the Group totalling £758 milion was secured by charges over property, plant and other assets of the Group.

(v)
This statement of capitalisation and indebtedness has been prepared under UK GAAP, which is consistent with the Group's historical published accounts. Future accounts will be published under International Financial Reporting Standards.

        The following table sets out the net financial indebtedness of the Group as at 31 May 2005:

Total
£m
Cash	127

Liquidity	127

Current financial receivable	425
Current bank debt	(473)
Other current financial debt	(3,407)

Current financial debt	(3,880)

Net current financial indebtedness	(3,328)

Non-current bank loans	(920)
Bonds issued	(9,582)
Other non-current loans	(16)

Non-current financial indebtedness	(10,518)

Net financial indebtedness	(13,846)

Notes:

        Other contingencies and guarantees of the Group as at 31 May 2005 amounted to £349 million, including guarantees amounting to £189 million.

        Details of the guarantees entered into by the Group at 31 May 2005 are shown below:

(i)
performance guarantees of £45 million relating to certain property obligations of Group undertakings. The bulk of these expire by December 2025;

(ii)
a guarantee of £50 million of the obligations of a Group undertaking to make payments in respect of any liabilities under a meter operating contract that runs until May 2008;

(iii)
a performance guarantee relating to the construction of the Victoria to Tasmania interconnector that commenced at 840 million Australian Dollars, reducing at construction milestones. The maximum potential payout is now estimated as £11 million. The guarantee expires at commissioning, currently anticipated in April 2006;

(iv)
a further performance guarantee relating to the construction of the Victoria to Tasmania Interconnector that commenced at 48 million Australian Dollars (£20 million). This halves on commissioning, currently anticipated in April 2006 and expires in November 2006;

(v)
a guarantee of the payment obligations of a Group undertaking in respect of a Power Connection Agreement amounting to an annual maximum of 6 million Australian Dollars, reducing over the term of the contract;

        This runs until June 2049, but the maximum potential payout is estimated as £5 million;

(vi)
a guarantee of the payment obligations of a Group undertaking in respect of a Nitrogen Supply Agreement amounting to a maximum potential payout of £15 million subject to a cap of £1 million per annum. This runs until November 2019;

(vii)
a guarantee of the payment obligations of a Group undertaking in respect of a Power Connection Agreement amounting to a maximum potential payment of £14 million subject to a cap of £7 million per annum. This runs until December 2024;

(viii)
guarantees in respect of a former associate amounting to £14 million, the bulk of which relates to its obligations to supply telecommunications services. This is open-ended; and

(ix)
other guarantees amounting to £15 million arising in the normal course of business and entered into on normal commercial terms. These guarantees run for varying lengths of time.

  The Company has also guaranteed the lease obligations of a former associate to a Group undertaking, amounting to £37 million (2004: £45 million).

        Since 31 May 2005, the only material change has been the total cash proceeds of £5.8 billion from the sale of four of its eight UK gas distribution networks that the Company received on 1 June 2005.

PART IV
FINANCIAL INFORMATION RELATING TO NATIONAL GRID

        The audited historical financial information of the Group covering the latest three financial years ended 31 March 2003, 2004 and 2005 and each auditors report in respect thereon is incorporated into this document by reference to pages 56 to 106 of the Annual Report and Accounts 2002/03, pages 70 to 129 of the Annual Report and Accounts 2003/04 and pages 83 to 146 of the Annual Report and Accounts 2004/05.

        This information has been made public and can be accessed by visiting the Company's website at www.ngtgroup.com.

PART V
INFORMATION RELATING TO THE RETURN OF CASH

1      Reasons for the Return of Cash

  On 1 June 2005 the Company announced the completion of the sales of four of its gas distribution networks for £5.8 billion. The Company decided to use the proceeds partly to repay cash to Shareholders and partly to repay borrowings. £2 billion of the cash proceeds from the sales will be used to fund the Return of Cash and around £2.3 billion of the proceeds will be used to repay debt. By using the proceeds in this way the Company is able to maintain an efficient balance between borrowings and shareholder funding.

2      Information concerning the B Shares

  A description of the B Shares and the Deferred Shares, created pursuant to the Companies Act, is incorporated into this document by reference to pages 15 to 18 of the Circular to Shareholders dated 6 June 2005. This information has been made public and can be accessed by visiting the Company's website at www.ngtgroup.com.

3      Terms and conditions of the Return of Cash

  The terms and conditions of the Return of Cash are incorporated into this document by reference to paragraph 1 on page 9 of the Circular to Shareholders dated 6 June 2005. This information has been made public and can be accessed by visiting the Company's website at www.ngtgroup.com.

4      Admission to trading and dealing arrangements

  Application will be made for the B Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities, with dealings expected to commence on 1 August 2005. The Company will apply for the B Shares to be admitted to CREST with effect from Listing so that general market transactions in the B Shares may be settled within the CREST system. In order to facilitate the B Share Alternative elections, the B Shares will, for the purposes of settlement in CREST only, be designated as "interim B Shares" under the ISIN GB00B08SGZ23 for the period from the Listing (1 August 2005) until the Single B Share Dividend/Initial Repurchase Offer is made (8 August 2005). During this period CREST holders will have their accounts credited with "interim B Shares" to allow them to elect electronically through the CREST system. From 8 August 2005, the B Shares will, for the purposes of dealings and settlement in CREST, be designated as "B Shares" and will be quoted in the Official List under the ISIN GB00B08SK721.

  Accordingly, on 8 August 2005 those CREST holders who have elected to retain B Shares will have their CREST accounts credited with the "B Shares" under the new ISIN GB00B08SK721.

5      Expenses of the issue of the B Shares

  The expenses relating to the issue of the B Shares, including the Financial Services Authority listing fee, professional fees and expenses and the costs of printing of documents are estimated to amount to approximately £7.7 million (including VAT) and are payable by the Company.

PART VI

ADDITIONAL INFORMATION

1      Responsibility

        The Company and the Directors of National Grid, whose names appear on page 63 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2      The Company

(a)
The Company was incorporated and registered in England and Wales on 11 July 2000 under the Companies Act as a private company limited by shares with company number 4031152. The Company was re-registered as a public limited company on 29 November 2000 and adopted the name National Grid plc on 25 July 2005. The principal legislation under which the Company operates, and pursuant to which the Existing Ordinary Shares have been created, is the Companies Act and regulations thereunder.

(b)
The Company's registered office and principal place of business is 1-3 Strand, London WC2N 5EH. The telephone number of the registered office is 020 7004 3000.

(c)
The Company is the holding company of the following significant subsidiaries and joint ventures:

Company	% interest	Country of incorporation	Registered office	Principal activity
Transco plc*	100	England	1-3 Strand London WC2N 5EH	Gas transportation
National Grid Company plc*	100	England	1-3 Strand London WC2N 5EH	Transmission of electricity in England and Wales
New England Power Company*	100	US	25 Research Drive Westborough Massachusetts MA01582 USA	Transmission of electricity
Massachusetts Electric Company*	100	US	55 Bearfoot Road Northborough, MA01532	Distribution of electricity
The Narragansett Electric Company*	100	US	280 Melrose Street Providence RI 02901	Distribution of electricity
Niagara Mohawk Power Corporation*	100	US	300 Erie Boulevard West Syracuse New York, 13202	Distribution and transmission of electricity and gas
GridAmerica LLC*	100	US	127 Public Square Suite 5000 Cleveland OH 44136	Management of electricity transmission assets

Gridcom (UK) Limited*	100	England	Warwick Technology Park Gallows Hill Heathcote Lane Warwick Warwickshire CV34 6TN	Telecommunications infrastructure
Crown Castle UK Limited*	100	England	Warwick Technology Park Gallows Hill Heathcote Lane Warwick Warwickshire CV34 6TN	Telecommunications and broadcast infrastructure
NGG Finance plc**	100	England	1-3 Strand London WC2N 5EH	Financing
British Transco International Finance B.V.*	100	The Netherlands	Schouwburgplein 30-34 Rotterdam 3012 CL The Netherlands	Financing
SecondSite Property Portfolio Limited*	100	England	1-3 Strand London WC2N 5EH	Property
National Grid Holdings One plc**	100	England	1-3 Strand London WC2N 5EH	Holding company
Lattice Group plc*	100	England	1-3 Strand London WC2N 5EH	Holding company
National Grid USA*	100	US	25 Research Drive Westborough Massachusetts MA01582 USA	Holding company
Niagara Mohawk Holdings, Inc.*	100	US	300 Erie Boulevard West Syracuse New York, 13202	Holding company
Lattice Group Holdings Limited*	100	England	1-3 Strand London WC2N 5EH	Holding company
Transco Holdings plc*	100	England	1-3 Strand London WC2N 5EH	Holding company

National Grid (US) Holdings Limited**	100	England	1-3 Strand London WC2N 5EH	Holding company
National Grid Holdings Limited*	100	England	1-3 Strand London WC2N 5EH	Holding company
Copperbelt Energy Corporation Plc*	38.5	Zambia	23rd Avenue Nkana East Kitwe Zambia PO Box 20819	Transmission, distribution and supply of electricity

Notes:

*
Issued ordinary share capital held by Group undertakings.

**
Issued ordinary share capital held by National Grid plc.

3      Share capital

(a)
As at 31 March 2005, the allotted and issued share capital of the Company was £309,020,296 divided into 3,090,202,955 Ordinary Shares of 10 pence each.

(b)
In the three financial years ended 31 March 2005, the following changes have occurred in the authorised and issued share capital of the Company:

  At 31 March 2002, the authorised share capital of the Company was £250 million (2,500 million Ordinary Shares of 10 pence each and one £1 special rights non-voting redeemable preference share). On 21 October 2002, the authorised share capital of the Company was increased to £500 million (5,000 million Ordinary Shares of 10 pence each and one £1 special rights non-voting redeemable preference share). This remained unchanged at 31 March 2003 and 31 March 2004. During the year ended 31 March 2005 the one £1 special rights non-voting redeemable preference share was removed from the authorised share capital of the Company.

  During the year ended 31 March 2003, the Group purchased for cancellation 24,225,000 of its ordinary shares at an average price per ordinary share of 401.59 pence.

  The special rights non-voting redeemable preference share of £1 in National Grid (the "Special Share"), held on behalf of the Crown, was issued by National Grid to the Secretary of State for Trade and Industry on 31 January 2002 as part of a scheme of arrangement. It was redeemed at par on 5 May 2004 and on 26 July 2004 an ordinary resolution was passed cancelling this share from being included in the authorised share capital of the Company. The Special Share did not carry any rights to vote at general meetings but entitled the holder to receive notice of and to attend and speak at such meetings. Certain matters, in particular the alteration of certain Articles of Association of the Company, required the prior written consent of the holder of the Special Share. The Special Share conferred no right to participate in the capital or profits of the Company, except that on a winding-up the holder of the Special Share was entitled to repayment of £1 in priority to other Shareholders. Prior to 31 January 2002, the Secretary of State for Trade and Industry held a Special Share with equivalent rights in National Grid Holdings One plc. A similar special share in Lattice Group plc was held at 31 March 2002 by the Crown. This share was redeemed on 21 October 2002 as part of the merger arrangements.

Share Capital Reconciliation

			Called up and partly paid			Called up and fully paid
	Allotted and issued
Company
	number	£	number		£	millions	£m
At 1 April 2002	1,776,932,870	177,693,287	23,450	(i)	2,345	1,777	178
Issued during the year	1,324,195,509	132,419,551	—		—	1,324	132
Fully paid up during the year	—	—	(23,450)		(2,345)	—	—
Repurchased and cancelled during the year	(24,225,000)	(2,422,500)	—		—	(24)	(2)

At 31 March 2003	3,076,903,379	307,690,338	—		—	3,077	308
Issued during the year	10,700,377	1,070,038	—		—	11	1

At 31 March 2004	3,087,603,756	308,760,376	—		—	3,088	309
Issued during the year	2,599,199	259,920	—		—	2	—

At 31 March 2005	3,090,202,955	309,020,296	—		—	3,090	309

Nil £1 special rights non-voting redeemable preference share (2004: one; 2003: one).

Note:

These shares were nil paid at 31 March 2002. They represented shares issued to financial institutions in order to purchase Niagara Mohawk which were not required to form part of the final consideration and were sold on the open market during the year ended 31 March 2003.

(c)
The only shares in National Grid that are held by or on behalf of the Company itself or by its subsidiaries are those held by Quest Trustee Company plc, which holds 6,364,355 shares for participants in the employee share schemes. These shares have a book value of £27.64 million and a face value of £31.43 million.

(d)
The Company has no convertible securities, exchangeable securities or securities with warrants in issue.

(e)
Pursuant to resolutions passed on 25 July 2005, the Shareholders of the Company resolved (amongst other things) that, conditionally upon, but taking effect immediately prior to, Admission:

(i)
the authorised share capital of the Company be increased by 63 per cent. from £500 million to £815 million by the creation of up to 3,150 million B Shares; and

(ii)
the Directors be authorised to capitalise a sum not exceeding £315 million standing to the credit of the Company's share premium account to pay up in full the B Shares; and allot and issue the B Shares up to an aggregate amount of £315 million to Shareholders on the basis of one B Share for each Existing Ordinary Share held on the Record Date, such authority to expire on the date fifteen months after the passing of the resolution or, if earlier, the date of the annual general meeting of the Company to be held in 2006.

(f)
Save as disclosed in paragraph 3(b) of this Part VI:

(i)
there has been no change in the amount of the issued share or loan capital of the Company and no material change in the amount of the issued share or loan capital of any member of the Group (other than intra-group issues by wholly-owned subsidiaries); and

(ii)
no share or loan capital of the Company or any other member of the Group is under option or is, or will, immediately following Admission, be agreed, conditionally or unconditionally, to be put under option.

4      Memorandum and Articles of Association

  Memorandum of Association

  The Company's principal object is to carry on the business of a holding company.

  The objects of the Company are set out in full in Clause 4 of its Memorandum of Association, which is available for inspection at the address specified in paragraph 19 of this Part VI: "Documents available for Inspection" below.

  Articles of Association

  The Company's Articles of Association (as adopted on 25 July 2005) contain provisions to the following effect:

(a)   Shares

  (i)
  Share rights

    Without prejudice to any special rights previously conferred on the holders of any shares or class of shares being issued, the Company may issue shares (including shares which are, or at the option of the Company or the holder are liable, to be redeemed) with preferred, deferred or other special rights or subject to restrictions.

  (ii)
  Voting rights

    At a general meeting, subject to any special rights or restrictions attached to any class of shares, all substantive resolutions shall be held on a poll where every member present in person or by proxy has one vote for every share held by him and all procedural resolutions shall be on a show of hands where every member present in person has one vote.

  (iii)
  Variation of rights

    Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either with the written consent of the holders of three quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of the class. At every such separate meeting the necessary quorum is two persons holding, or representing by proxy, at least one third of the issued shares of the class, except that at an adjourned meeting the quorum is any holder of shares of the class present in person or by proxy.

    The special rights attached to any class of shares will not, unless otherwise expressly provided by the terms of issue, be deemed to be varied by (a) the creation or issue of further shares ranking equally with or behind that class of shares or (b) the purchase or redemption by the Company of any of its own shares.

  (iv)
  Alteration of share capital

    The Company may by ordinary resolution increase its share capital, consolidate all or part of its share capital into shares of a larger amount, divide its shares into shares of a smaller nominal amount and cancel any shares which have not been taken or agreed to be taken and reduce its share capital by the amount of the shares so cancelled.

    The Company may, by special resolution, reduce its share capital or any share premium account or capital redemption reserve.

  (v)
  Directors' power to allot

    Subject to the provisions of the law relating to authority to allot shares, statutory pre-emption rights and otherwise and any resolution of the Company in general meeting, all unissued shares are at the disposal of the Directors who may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them as they see fit.

  (vi)
  Transfer of shares

    Transfers of certificated shares may be effected in writing, signed by or on behalf of the transferor and, except in the case of fully paid shares, by or on behalf of the transferee. Transfers of uncertificated shares may be effected by means of a relevant system (i.e. CREST).

    The Directors may decline to register any transfer of a certificated share unless it is (a) in respect of only one class of share and (b) lodged at the transfer office, duly stamped if required, accompanied by the relevant share certificate(s) and other evidence reasonably required by the Directors to show the transferor's right to make the transfer and, if the transfer is executed by some other person on the transferor's behalf, the authority of that person to do so.

    The Directors may refuse to register an allotment or transfer of shares in favour of more than four persons jointly.

  (vii)
  Restrictions where section 212 notice not complied with

    No person may, unless the Directors otherwise determine, attend or vote at any shareholders' meeting if he or any person appearing to be interested in shares has been duly served with a notice under section 212 of the Companies Act (which confers upon public companies the power to require information as to interests in its voting shares) and is in default for a period of 14 days in supplying to the Company the information required. In addition, the Directors may in their absolute discretion, by notice to the holder of 0.25 per cent. or more of the issued shares of a relevant class, direct that:

    (a)
    any dividend or other money which would otherwise be payable on the shares will be retained by the Company without any liability for interest and the shareholder will not be entitled to elect to receive shares in lieu of dividend; and/or

    (b)
    (with various exceptions set out in the Articles) transfers of the shares will not be registered.

(b)   Directors

  (i)
  Directors' fees

    The ordinary remuneration of the Directors is determined by the Directors except that such remuneration may not exceed £1,500,000 per annum in aggregate or such higher amount as may be determined by ordinary resolution of shareholders. Any Director who holds any executive office, or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

  (ii)
  Age limit

    There is no age limit for directors.

  (iii)
  Directors' interests

    Subject to the Companies Act, and provided that he has disclosed to the Directors the nature and extent of his interest, a Director:

    (a)
    may be a party to, or otherwise interested in, any contract, transaction or arrangement in which the Company is interested;

    (b)
    may be a director or employee of, or a party to any contract, transaction or arrangement with, or otherwise interested in, any body in which the Company is interested;

    (c)
    may (or any firm of which he is a partner, employee or member may) act in a professional capacity for the Company and be remunerated; and

    (d)
    will not, unless otherwise agreed by him, be accountable to the Company for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate or for such remuneration.

  (iv)
  Restrictions on voting

    Except as provided below, a Director may not vote in respect of any contract, arrangement or any other proposal in which he has any material interest, otherwise than by virtue of an interest in the Company's shares, debentures or other securities or otherwise in or through the Company. Subject to the provisions of the Companies Act, a Director is entitled to vote and be counted in the quorum in respect of any resolution concerning (inter alia):

    (a)
    the giving of any security, guarantee or indemnity in respect of obligations incurred by him and guaranteed by the Company (or vice versa);

    (b)
    any proposal concerning an offer of securities by the Company in which he is or may be entitled to participate as a holder of securities or as an underwriter or sub-underwriter;

    (c)
    any proposal concerning any other company, provided that he and connected persons do not have an interest in 1 per cent. or more of any class of share capital of such company;

    (d)
    any proposal relating to an arrangement for the benefit of employees which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

    (e)
    any proposal concerning insurance for the benefit of the Directors.

  (v)
  Borrowing powers

    The Directors may exercise all the powers of the Company to borrow money, mortgage or charge its assets, and issue debentures and other securities. The Directors shall, however, restrict the borrowings of the Company and exercise all voting and other rights in relation to its subsidiary undertakings so as to secure (so far, as regards subsidiary undertakings, as by such exercise they can secure) that moneys borrowed by and owing to persons outside the Group (as defined) shall not without the previous sanction of an ordinary resolution of the Company exceed an amount equal to four times the Adjusted Capital and Reserves (as defined).

(c)   Dividends

  The Company may, by ordinary resolution, declare final dividends to be paid to its shareholders, but the amount of such dividends may not exceed the amount recommended by the Directors.

  If the Directors believe the dividends are justified, they may pay dividends on any class of share where the dividend is payable on fixed dates. They may also pay interim dividends on shares of any class in amounts and on dates and periods as they think fit. Provided the Directors act in good faith they shall not incur any liability to the holders of any shares for any loss they may suffer by the payment of dividends on any other class of shares having rights ranking equally with or behind those shares.

  No dividend may be paid otherwise than out of profits available for distribution under the Companies Act.

  Unless the share rights otherwise provide, all dividends shall be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid.

  Any dividend unclaimed for 12 years from the date on which it was declared or became due for payment shall be forfeited and shall revert to the Company.

  The Directors may, if authorised by ordinary resolution, offer to shareholders the right to receive, in lieu of dividend, an allotment of new shares credited as fully paid.

(d)   Meetings of shareholders

  The Company will hold an Annual General Meeting each year and there must not be a gap of more than 15 months between one annual general meeting and the next. The Directors can decide to call an extraordinary general meeting at any time.

  The chairman of a meeting can take any action he considers appropriate for the safety of people attending the meeting, the proper and orderly conduct of the meeting and to reflect the wishes of the majority, including ordering a person to leave or be removed from the meeting. The chairman can refuse entry to anyone attending a meeting who refuses to consent to a security search or will not otherwise comply with security arrangements or restrictions.

  The Company must give 21 clear days' notice in writing for every annual general meeting and for any other meeting where it is proposed to pass a special resolution. For all other meetings the Company must give at least 14 clear days' notice.

(e)   Notices to overseas shareholders

  A shareholder who has no registered address within the United Kingdom and has not supplied to the Company an address within the United Kingdom for the service of notices will not be entitled to receive notices from the Company.

(f)    Rights on a winding-up

  Upon the Company's winding up, the balance of assets available for distribution:

  (i)
  after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and

  (ii)
  subject to special rights attaching to the B Shares in relation to any outstanding entitlement to the B Share Continuing Dividend;

  is to be distributed among the shareholders according to the amounts paid-up on the shares held by them. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of a special resolution of the shareholders, divide among the shareholders the whole or any part of the Company's assets in kind.

5      Directors and Directors' interests

  (a)
  The Directors of the Company are as follows:

    Sir John Parker (Chairman)
    Roger Urwin     (Group Chief Executive)
    Steve Lucas     (Group Finance Director)
    Nick Winser     (Group Director)
    Steve Holliday     (Group Director)
    Mike Jesanis     (Group Director)
    Edward Astle     (Group Director)
    Ken Harvey     (Non-Executive Director)
    John Allan     (Non-Executive Director)
    John Grant     (Non-Executive Director)
    Paul Joskow     (Non-Executive Director)
    Stephen Pettit     (Non-Executive Director)
    Maria Richter     (Non-Executive Director)
    George Rose     (Non-Executive Director)

  (b)
  Each of the Directors can be contacted at the Company's registered address at 1-3 Strand, London WC2N 5EH.

  (c)
  The following Directors hold or have, at some time during the five years preceding the date hereof, held the following external positions:

Director	Current directorships	Past directorships
Sir John Parker	The Court of the Bank of England Carnival Corporation Inc Carnival Plc Peninsular & Oriental Steam Navigation Company White Ensign Association Ltd	Babcock Engineering Services Ltd
Babcock Holdings Ltd
Babcock International Group plc
Babcock International Holdings Ltd
Babcock International Ltd
Babcock Investments Ltd
Babcock Management Ltd
Babcock Nominees Ltd
Babcock Overseas Investments Ltd
Babcock Rail Ltd
BG Group plc
BMH Limited
Brambles Industries plc
Firth Rixson plc
GKN Holdings plc
GKN plc
RMC Group plc
Rosskarn Limited
Roger Urwin	The Special Utilities Investment Trust plc (in liquidation) Utilico Investment Trust plc	Elf Exploration UK plc Energis plc (in receivership) Fina Exploration Limited Fina Petroleum Development Limited TotalFinaElf Exploration UK plc TotalFinaElf Upstream UK Limited
Steve Lucas	Compass Group plc	BG Energy Finance, Inc BG General Holdings Limited BG Overseas Holdings Limited BG Overseas Investments Limited BG UK Holdings Limited British Gas US Holdings, Inc

Nick Winser	Energy Networks Association Ltd	Datum Solutions Limited ESIS Limited
Steve Holliday	Marks and Spencer Group plc	Electricity Association Limited
Mike Jesanis	None	None
Edward Astle	Ilotron Limited (in liquidation)
3G.Lab Ltd (renamed Trigenix Ltd—
    07.08.03 and Qualcomm
    Cambridge Ltd—04.01.05)
Cambridge 3 G Limited
Dataflex Holdings plc (renamed
    Design Realm Holdings PLC)—
    liquidation.
Energis plc (in receivership)
Intec Telecom Systems plc
Ken Harvey	Peninsula Trustees Ltd Pennon Group plc Pennon Pension Trustees Ltd South West Water Limited S W W Pension Trustees (MIS) Ltd Viridor Waste Ltd	Beaufort International Group plc The Intercare Group plc
John Allan	Exel Investments Limited Exel PLC PHS Group PLC Tibbett & Britten Group PLC	Freight Transport Association Limited The Exel Foundation The Hamleys Group Limited Wolseley PLC
John Grant
Corac Group plc
Floform Ltd
Floform Pension Trust Ltd
Hasgo Group Ltd
Hasgo Pension Trust Ltd
International Motorsports Ltd
The Royal Automobile Club Motor
    Sports
Association Ltd
The Royal Automobile Club Ltd
Torotrak plc
	WDS Pension Trust Ltd.	Peter Stubs Ltd
Paul Joskow	Putnam Mutual Funds Transcanada	State Farm Indemnity Company Whitehead Institute for Biomedical Research
Stephen Pettit	Halma plc NATS Holdings Limited ROK Property Solutions plc
Cable & Wireless Global Business
    Services Ltd
Cable & Wireless Global Networks
    Services Ltd
Cable & Wireless Global Businesses
    Ltd
Cable & Wireless plc
Damovo
KBC Advanced Technologies plc
Norwood Systems Limited
Pure Entertainment Games plc
Maria Richter	Western Electricity Coordinating Council (US)	None

George Rose
BAE Systems (Operations) Limited
BAE Systems Executive Pension
    Scheme Trustees Limited
BAE Systems Pension Funds CIF
    Trustees Limited
BAE Systems Pension Funds
    Investment Management Ltd
BAE Systems Plc
Financial Reporting Review Panel
    (Nominee Director)
	SAAB Ab	Viewsend Limited
  (d)
  There are no family relationships between any of the Directors.

  (e)
  The Directors have no conflicts of interest between their duties to National Grid and their private or other duties.

  (f)
  At the date of this document none of the Directors has:

  (i)
  any unspent convictions in relation to indictable offences or convictions in relation to fraudulent offences in the previous five years;

  (ii)
  save as disclosed in (c) above, been declared bankrupt or been subject to any individual voluntary arrangement or, been associated with any bankruptcy, receivership or liquidation in his capacity as director for the previous five years;

  (iii)
  save as disclosed in (c) above, been an executive director or senior manager of any company which, at the time of or within 12 months following his executive directorship, has been subject to a receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally or with any class of its creditors;

  (iv)
  been a partner or senior manager in any partnership which, at the time of or within 12 months following his being a partner, has been subject to a compulsory liquidation, administration or partnership voluntary arrangement which have been;

  (v)
  owned any assets which have been subject to a receivership or been a partner in a partnership at the time of, or within 12 months preceding, any assets thereof being the subject of a receivership; or

  (vi)
  been subject to public criticism or any official public incrimination and/or sanctions by any statutory or regulatory authority (including any recognised or designated professional bodies) or been disqualified by a court from acting as a director or member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company for the previous five years.

  (g)
  Set out below are the beneficial interests that the Directors had in the share capital of the Company as at 26 July 2005, (being the latest practicable date prior to the publication of this document), (which in aggregate represents approximately 0.0188 per cent. of the issued ordinary share capital of the Company), which have been notified to the Company pursuant to section 324 or section 328 of the Companies Act before 26 July 2005, or are required to be entered into the register of Directors' interests maintained by the Company pursuant to section 325 of the Companies Act, or are (so far as is known or could with reasonable due diligence be ascertained by the relevant Director) interests of a person connected with a Director (within the meaning of section 346 of the Companies Act) which would require to be disclosed if the connected person were a Director (assuming that no further Ordinary Shares will be issued or acquired pursuant to options granted under the National Grid Share Schemes and there are no other changes in the Directors' interests in the Company Shares, after 26 July 2005):

Names	Ordinary Shares beneficially owned	Percentage of issued share capital
Sir John Parker	52,229	0.0017
Roger Urwin	281,977	0.0091
Steve Lucas	110,696	0.0036
Nick Winser	43,281	0.0014
Steve Holliday	31,771	0.0010
Mike Jesanis	3,557	0.0001
Edward Astle	29,669	0.0009
Ken Harvey	3,874	0.0001
John Grant	10,000	0.0003
Paul Joskow	5,000	0.0002
Stephen Pettit	3,000	0.0001
Maria Richter	2,000	0.0001
George Rose	5,025	0.0002

  (h)
  As at 26 July 2005, (being the latest practicable date prior to the publication of this document), the following Executive Directors had the following options to subscribe for Ordinary Shares under the Executive Share Option Plan ("ESOP"), the Share Matching Plan and Sharesave schemes:

Directors	Number of options outstanding	Exercise price per Ordinary Share (pence)	Date from which exercisable	Expiry date
Roger Urwin	ESOP
	1997 grant - 169,340	280.5	Sept. 00	Sept. 07
	1998 grant - 91,656	375.75	June 01	June 08
	1999 grant - 22,098	455.25	June 02	June 09
	2000 grant - 33,867	531.5	June 03	June 2010
	2001 grant - 133,214	563	June 04	June 2011
	2002 grant - 124,610	481.5	June 05	June 2012
	Share Matching Plan
	2002 award - 18,644	£1 in total	June 05	June 2012
	2003 award - 25,000	£1 in total	June 06	June 2013
	2004 award - 30,762	Nil cost	May 07	May 2014
	2005 award - 25,570	Nil cost	June 08	June 2015
	Sharesave
	2003 grant - 2,910	317	April 07	Sept. 07
Steve Lucas	ESOP
	2002 grant - 54,404	434.25	Dec. 05	Dec. 2012
	Share Matching Plan
	2004 award - 16,909	Nil cost	May 07	May 2014
	2005 award - 14,778	Nil cost	June 08	June 2015
	Sharesave
	2002 grant - 2,700	350	March 06	Aug. 06
Nick Winser	ESOP
	1998 grant - 10,633	375.75	June 01	June 08
	1999 grant - 47,236	455.25	June 02	June 09
	2000 grant - 19,755	531.5	June 03	June 2010
	2001 grant - 24,156	563	June 04	June 2011
	2002 grant - 37,383	481.5	June 05	June 2012
	Share Matching Plan
	2002 award - 2,509	£1 in total	June 05	June 2012
	2003 award - 3,937	£1 in total	June 06	June 2013
	2004 award - 14,059	Nil cost	May 07	May 2014
	2005 award - 11,581	Nil cost	June 08	June 2015
Steve Holliday	ESOP
	2001 grant - 71,936	563	June 04	June 2011
	2002 grant - 67,497	481.5	June 05	June 2012
	Share Matching Plan
	2002 award - 10,350	£1 in total	June 05	June 2012
	2003 award - 14,083	£1 in total	June 06	June 2013
	2004 award - 18,713	Nil cost	May 07	May 2014
	2005 award - 9,983	Nil cost	June 08	June 2015
	Sharesave
	2002 grant - 4,692	350	March 08	Aug. 08

Mike Jesanis	2000 grant - 77,861	566.5	March 03	March 10
	2001 grant - 51,169	563	June 04	June 2011
	2002 grant - 66,099	481.5	June 05	June 2012
Edward Astle	ESOP
	2001 grant - 193,952	479.5	Sept. 04	Sept. 2011
	6/02 grant - 67,497	481.5	June 05	June 2012
	12/02 grant - 74,841	434.25	Dec. 05	Dec. 2012
	2003 grant - 131,086	400.5	June 06	June 2013
	Share Matching Plan
	2002 award - 6,553	£1 in total	June 05	June 2012
	2003 award - 13,812	£1 in total	June 06	June 2013
	2004 award - 15,716	Nil cost	May 07	May 2014
	2005 award - 14,637	Nil cost	June 08	June 2015
	Sharesave
	2002 grant - 2,392	397	Sept. 05	March 06

    As at 26 July 2005, (being the latest practicable date prior to the publication of this document), the Directors had the following conditional awards of Ordinary Shares under the National Grid Performance Share Plan ("PSP"). Under the PSP, Executive Directors receive a conditional award of shares, up to a maximum of 125 per cent. of salary, which is subject to a TSR performance condition over a three-year performance period. Shares are then released following a further one-year retention period:

Directors	Number of conditional shares	Date of award	Release date
Roger Urwin	195,866	June 03	June 07
	198,587	June 04	June 08
	181,442	June 05	June 09
Edward Astle	107,958	June 03	June 07
	110,326	June 04	June 08
	94,872	June 05	June 09
Steve Holliday	115,669	June 03	June 07
	117,681	June 04	June 08
	100,801	June 05	June 09
Mike Jesanis	41,871	June 03	June 07
	99,935	June 04	June 08
	108,170	June 05	June 09
Steve Lucas	115,669	June 03	June 07
	116,210	June 04	June 08
	99,615	June 05	June 09

Nick Winser	92,535	June 03	June 07
	98,558	June 04	June 08
	91,314	June 05	June 09

Note:

In addition, Steve Lucas holds an award under the Lattice Long Term Incentive Scheme, 2001 operation, currently over 98,201 shares (and to which reinvested dividends are accrued, during its final 1 year retention period until release from trust on 2 November 2005).

6      Directors' service agreements and remuneration

          Details of the Directors' service contracts or letters of appointment are set out at pages 72 to 73 of the Annual Report and Accounts 2004/05 and are incorporated by reference herein.

          The amount of remuneration paid (including any contingent or deferred compensation), and benefits in kind granted to each Director by the Company and its subsidiaries during the financial year ended 31 March 2005 is set out at pages 74 to 75 of the Annual Report and Accounts 2004/05, and incorporated by reference herein.

          Details of the total amounts set aside or accrued by the Company or its subsidiaries to provide pension, retirement or similar benefits are set out at pages 97 to 101 of the Annual Report and Accounts 2004/05, and incorporated by reference herein.

7      Information regarding the Directors

          Details of the Directors' relevant management expertise and experience are set out at page 19 of the Annual Report and Accounts 2004/05, and incorporated by reference herein.

8      Board practices

          Information about, and members of, National Grid's audit, remuneration and nomination committees is set out at pages 62 to 65 of the Annual Report and Accounts 2004/05 and is incorporated by reference herein.

          The Company's compliance with the Combined Code is described at page 62 of the Annual Report and Accounts 2004/05 and is incorporated by reference herein.

9      Employees

          Set out below are the average number of employees the Group employed during the financial years 2003, 2004 and 2005 and the number of employees the Group employed at 30 June 2005:

Number of employees	30 June 2005 Number	Average 2004/2005 Number	Average 2003/2004 Number	Average 2002/2003 Number
UK	11,634	11,785	11,945	13,628
US	8,651	8,663	9,402	10,120
Rest of the World	11	13	10	14

Continuing operations	20,296	20,461	21,357	23,762
Discontinued operations	—	4,146	4,301	5,178

	20,296	24,607	25,658	28,940

          The vast majority of employees in:

    (i)
    the US are either directly or indirectly employed in the transmission and distribution of electricity or the distribution of gas; and

    (ii)
    the UK are either directly or indirectly employed in the transmission and distribution of gas or the transmission of electricity. At 30 June 2005, 2,573 employees were employed in other businesses, of which 717 were in the wireless infrastructure segment.

  Employee share ownership

          The Group facilitates share ownership amongst its employees by the operation of both sharesave and share incentive plans in the UK. In the US employees are able to invest in the Group through employee incentive thrift plans.

  Sharesave:    Employees resident in the UK, including Executive Directors, are eligible to participate in UK Inland Revenue approved all-employee Sharesave schemes (subject to eligibility based on service). Under these schemes, participants may contribute between £5 and £250 in total each month for a fixed period of three years, five years or both. Contributions are taken from net salary. At the end of the savings period, these contributions can be used to purchase ordinary shares in National Grid at a discount, capped at 20 per cent. of the market price, set at the launch of the scheme.

  Share Incentive Plan ("SIP"):    Employees resident in the UK, including Executive Directors, are eligible to participate in the SIP (subject to eligibility based on service). Under the SIP, contributions of up to £125 are taken from participants' gross salary and used to purchase ordinary shares in National Grid each month. The shares are placed in trust and if they are left in trust for at least five years they can be removed free of UK Income Tax and National Insurance contributions.

  US Incentive Thrift Plan:    Employees resident in the US, including Executive Directors, are eligible to participate in the Thrift Plan, a tax-advantaged savings plan (commonly referred to as a 401(k) plan) provided for employees of National Grid USA companies. This is a defined contribution pension plan that gives participants the opportunity to invest a maximum of 50 per cent. of salary (pre-tax) and/or up to 15 per cent. of salary (post-tax) up to applicable Federal salary limits (US$205,000 for calendar year 2004 and US$210,000 for 2005). The company then matches 100 per cent. of the first 2 per cent. and 75 per cent. of the next 4 per cent. of salary contributed, resulting in a maximum matching contribution of 5 per cent. of salary up to the Federal salary cap. The employee may invest their own and company contributions in Group shares or various mutual fund options.

          In the UK approximately 7,500 employees participate in sharesave schemes, representing about 64 per cent. of UK employees at the year-end. There are also 3,775 participants in the current share incentive plan, holding shares purchased on a monthly basis. In the US 6,773 employees held ADSs in the employee incentive thrift plans at 31 March 2005, representing approximately 82 per cent. of US employees.

10    Substantial Shareholders

        In so far as is known to the Company, as at 26 July 2005, (being the latest practicable date prior to the publication of this document), the following persons hold, directly or indirectly, interests (as defined in Part VI of the Companies Act) representing 3 per cent. or more of the issued share capital of the Company (on the basis of their holdings of Ordinary Shares as at 26 July 2005, the latest practicable date prior to the publication of this document):

Name	% of issued ordinary share capital
The Capital Group Companies, Inc.	6.97
Legal & General Investment Management Ltd	3.88
Barclays plc	3.47
Credit Suisse First Boston group	3.24
Deutsche Bank AG London	3.05

        Save as disclosed above, the Company is not aware of any person who is, or will be, immediately following Admission, directly or indirectly, interested in three per cent. or more of the share capital of the Company.

        The Directors of the Company are not aware of any persons who could directly or indirectly, jointly or severally, exercise control over the Company.

        None of the Company's major Shareholders have different voting rights attached to the shares they hold in the Company.

11    Material contracts

        No contracts have been entered into by members of the Group otherwise than in the ordinary course of business (i) in the two years immediately preceding the date of this document and which are, or may be, material or (ii) which contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group as at the date of this document.

12    Related party transactions

        Details of related party transactions that the Company has entered into during the period covered by the financial years ended 31 March 2003, 2004 and 2005 and up to the date of this document are summarised below. Transactions with subsidiaries or associated undertakings disposed of during the year are deemed to be related party transactions from the date of disposal and have been included within the following table:

	Years ended 31 March
	2005	2004	2003
	£m	£m	£m
Sales:
Services supplied	4	6	10
Finance lease rentals	—	—	11
Purchases:
Services received	24	25	59
Finance lease rentals	—	—	1
Tangible fixed assets	—	—	12

        At 31 March 2005, the Group had amounts receivable and payable amounting to £1 million (2004: £1 million) and £1 million (2004: £1 million) respectively with related parties.

        During 2002/03, amounts were paid to or in respect of joint ventures, arising from the Group's obligations from its decision to exit from these investments. The payments made during that year amounted to £153 million, all of which had been provided for at 31 March 2002.

        At 31 March 2003, amounts due to and from The Leasing Group plc, a former subsidiary undertaking, amounted to £73 million and £79 million respectively. In addition, at 31 March 2003 the Group had a net investment in a finance lease with a related party amounting to £50 million, of which £5 million fell due within one year. Rentals received and receivable relating to this lease in 2003 amounted to £11 million.

        In addition, as at 31 March 2005, the Company had entered into guarantees in respect of a former associate amounting to £14 million, the bulk of which relates to its obligations to supply telecommunications services, and it has also guaranteed the lease obligations of a former associate to a Group undertaking, amounting to £37 million.

13    Litigation

        No member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the 12 months preceding the date of this document, which may have, or have had in the recent past, significant effects on the Company and/or Group's financial position or profitability.

14    UK withholding tax

        Payments of distributions on the B Shares may be made without withholding or deduction for or on account of UK tax.

15    Working capital

        The Company is of the opinion that, taking into account the bank and other facilities available to the Group, the working capital available to the Group is sufficient for the Group's present requirements, that is, for at least the next 12 months following the date of publication of this document.

16    Significant change

        Except for the sale of four of the gas distribution networks as described in section 6 of Part II of this document, there has been no significant change in the financial or trading position of the Group which has occurred since 31 March 2005, being the end of the last financial period for which audited financial statements of the Group have been published.

17    Consents

        JPMorgan Cazenove has given and has not withdrawn its written consent to the issue of this document with the inclusion in this document of its name in the form and context in which it appears.

18    Bases and sources

        The financial information set out below and contained in this document has been extracted without material adjustment from the following:

(i)
the table of selected financial information for each of the financial years ended 31 March 2003, 2004 and 2005 set out under "Selected financial information" on page 7 and under "Financial highlights" in Part III on page 23 of this document is audited and has been extracted from the Annual Report and Accounts 2004/05;

(ii)
the figures contained in the descriptions of the Company's acquisitions, disposals or mergers in 2002/03 and 2004/05 set out under "Business of National Grid—Investments—Acquisitions, disposals or mergers" on page 16 of this document are audited and have been extracted from the Annual Report and Accounts 2003/04 and the Annual Report and Accounts 2004/05;

(iii)
the figures contained in the description of the Company's disposals for 2005/06 set out under "Business of National Grid—Investments—Acquisitions, disposals or mergers" on page 16 of this document are unaudited and have been extracted from the Group's unaudited underlying accounting records;

(iv)
the table setting out the capital expenditure of the Group and the figures contained in the accompanying narrative set out on pages 16 to 18 of this document have been audited and have been extracted from the Annual Report and Accounts 2004/05;

(v)
the figures contained in the narrative detailing replacement expenditure of the Group set out on page 18 of this document have been audited and have been extracted from the Annual Report and Accounts 2004/05;

(vi)
the tables setting out the Group's commitments and contingencies and contractual obligations as at 31 March 2005, and the figures in the accompanying narrative set out on pages 19 to 21 of this document have been audited and have been extracted from the Annual Report and Accounts 2004/05;

(vii)
the table of dividend distributions per share for the Company for each of the financial years ended 31 March 2003, 2004 and 2005 on page 22 of this document, has been extracted from the audited financial statements in each of the Annual Report and Accounts 2003/04 and the Annual Report and Accounts 2004/05;

(viii)
the tables setting out the Group's turnover and adjusted operating profit for each of the financial years ended 31 March 2003, 2004 and 2005 on pages 24 to 25, have been audited and extracted from the Annual Report and Accounts 2004/05;

(ix)
the information relating to the businesses disposed of on 1 June 2005 and the table setting out the Group's total and net assets set out on pages 26 to 27 of this document have been audited and have been extracted from the Annual Report and Accounts 2004/05;

(x)
the tables detailing the Group's tangible fixed assets and net book value of land and buildings set out under "Property, plant and equipment" on page 29 of this document have been audited and have been extracted from the Annual Report and Accounts 2004/05;

(xi)
the tables detailing the maturity profiles of all undrawn committed borrowing facilities of the Group as at 31 March 2005 set out on pages 32 to 33 of this document have been audited and have been extracted from the Annual Report and Accounts 2004/05;

(xii)
the tables setting out the unaudited capitalisation and gross indebtedness of the Group as at 31 March 2005 on pages 35 to 38 of this document are unaudited and have been extracted from the Group's unaudited underlying accounting records; and

(xiii)
the related party transaction figures set out on page 58 have been audited and have been extracted form the Annual Report and Accounts 2004/05.

        Where the information is specified as being extracted from the Group's Annual Report and Accounts for the given year, investors should read the whole of these documents and not just rely on the selected information.

19    Documents available for inspection

        Copies of the following documents are available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document until 1 August 2005 at the offices of Linklaters at One Silk Street, London EC2Y 8HQ and at the registered office of National Grid at 1-3 Strand, London WC2N 5EH:

(a)
the Memorandum and Articles of Association of the Company;

(b)
the audited consolidated accounts of the Group for the three years ended 31 March 2005;

(c)
the Directors' service agreements referred to in paragraph 6 above;

(d)
the consent letter from JPMorgan Cazenove referred to in paragraph 17 above;

(e)
the Circular to Shareholders dated 6 June 2005; and

(f)
this document.

Dated 27 July 2005

PART VII

CHECKLIST OF DOCUMENTATION INCORPORATED BY REFERENCE

Information incorporated by reference	Document Reference	Page number in Prospectus
United Kingdom taxation in relation to the Return of Cash	Part 7 of the Circular to Shareholders (pages 19 to 21)	Page 10
Group Profit and Loss Account	Annual Report and Accounts 2004/05 (page 88)	Page 23
Cash Flow statement	Annual Report and Accounts 2004/05 (page 143)	Page 34
Treasury policy	Annual Report and Accounts 2004/05 (pages 50 to 52)	Page 34
Annual Accounts 2002/03, including Consolidated Profit and Loss, Consolidated Balance Sheet and Consolidated Cash Flow statement	Annual Report and Accounts 2002/03 (pages 56 to 106)	Page 39
Annual Accounts 2003/04, including Consolidated Profit and Loss, Consolidated Balance Sheet and Consolidated Cash Flow statement	Annual Report and Accounts 2003/04 (pages 70 to 129)	Page 39
Annual Accounts 2004/05, including Consolidated Profit and Loss, Consolidated Balance Sheet and Consolidated Cash Flow statement	Annual Report and Accounts 2004/05 (pages 83 to 146)	Page 39
Information concerning the B Shares and the Deferred Shares	Part 5 of the Circular to Shareholders (pages 15 to 18)	Page 40
Terms and conditions of the Return of Cash	Paragraph 1 of Part 4 of the Circular to Shareholders (page 9)	Page 40
Directors' service contracts or letters of appointment	Annual Report and Accounts 2004/05 (pages 72 to 73)	Page 55
Details of Directors' remuneration and other benefits in kind for the financial year ended 31 March 2005	Annual Report and Accounts 2004/05 (pages 74 to 75)	Page 55
Details of Company's pension schemes	Annual Report and Accounts 2004/05 (pages 97 to 101)	Page 55
Directors' relevant management expertise and experience	Annual Report and Accounts 2004/05 (page 19)	Page 55
Information about, and members of, the Company's audit, remuneration and nomination committees	Annual Report and Accounts 2004/05 (pages 62 to 65)	Page 55
Company's compliance with the Combined Code	Annual Report and Accounts 2004/05 (page 62)	Page 55

DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors	Sir John Parker (Chairman)
Roger Urwin (Group Chief Executive)
Steve Lucas (Group Finance Director)
Nick Winser (Group Director)
Steve Holliday (Group Director)
Mike Jesanis (Group Director)
Edward Astle (Group Director)
Ken Harvey (Non-Executive Director)
John Allan (Non-Executive Director)
John Grant (Non-Executive Director)
Paul Joskow (Non-Executive Director)
Stephen Pettit (Non-Executive Director)
Maria Richter (Non-Executive Director)
George Rose (Non-Executive Director)
Group Company Secretary and General Counsel	Helen Mahy
Registered and Head Office	1-3 Strand London WC2N 5EH Telephone Number: 020 7004 3000
Financial Adviser and Sponsor to the Company	JPMorgan Cazenove Limited 20 Moorgate London EC2R 6DA
Legal Advisers to the Company as to English and US law	Linklaters One Silk Street London EC2Y 8HQ
Auditors	PricewaterhouseCoopers LLP Chartered Accountants and Registered Auditors 1 Embankment Place London WC2N 6HR
Registrars	Capita Registrars National Grid Transco Share Register Northern House Woodsome Park Fenay Bridge Huddersfield HD8 0LA

DEFINITIONS

        The following definitions apply throughout this document unless the context requires otherwise:

Annual General Meeting	the annual general meeting of the Company which was held on 25 July 2005
B Share Alternatives	the alternatives of the Single B Share Dividend, the Initial Repurchase Offer or the Future Repurchase Offers
B Share Continuing Dividend	the non-cumulative preferential dividend payable in relation to each B Share at a rate of 75 per cent. of 12 month LIBOR on the amount of 65 pence per B Share
B Shares	non-cumulative preference shares of 10 pence each in the capital of the Company
Board or Directors	the board of directors of National Grid
Business Day	a day (other than a Saturday, Sunday or public holiday) on which pounds sterling deposits may be dealt in on the London inter-bank market and commercial banks are open for general business in London
Capital Reorganisation	the reorganisation of the Company's share capital comprising the issuance of B Shares and the Share Capital Consolidation
Circular to Shareholders	the circular to Shareholders, dated 6 June 2005, prepared for Shareholders describing the Return of Cash by the Company
Companies Act	the Companies Act 1985, as amended
Company	National Grid plc, registered in England and Wales with company number 4031152
CREST	the relevant system (as defined in the Uncertificated Securities Regulation 2001) in respect of which CRESTCo Limited is the Operator (as defined in such regulations)
Deferred Shares	the unlisted, non-transferable deferred shares, the rights and restrictions of which are set out in the Circular to Shareholders
Existing Ordinary Shares	issued ordinary shares of 10 pence each in the capital of the Company existing prior to the Capital Reorganisation
Extraordinary General Meeting	the Extraordinary General Meeting of the Company which was held immediately following the conclusion of the Annual General Meeting
Future Repurchase Offers	the offers expected to be made by JPMorgan Cazenove, acting as principal, to purchase B Shares on 8 August 2006 and 8 August 2007
GAAP	generally accepted accounting practice
Group	National Grid plc and its subsidiaries
Initial Repurchase Offer	the initial offer by JPMorgan Cazenove, acting as principal, to purchase B Shares on 8 August 2005

JPMorgan Cazenove	JPMorgan Cazenove Limited and its affiliates
LIBOR
the rate for 12 month deposits in pounds sterling which appears on the display designated as page ISDA on Reuters (or such other page or service as may replace it for the purpose of displaying London inter-bank offered rates of leading banks for pounds sterling deposits as determined by the Company), at or about 11:00 am (London time) on the first Business Day of each B Share Dividend Calculation Period (as defined in the Circular to Shareholders)
Listing
the admission of B Shares to the Official List becoming effective in accordance with the Listing Rules and the admission to trading of such shares on the London Stock Exchange's market for listed securities becoming effective in accordance with the rules of the London Stock Exchange
Listing Rules	the listing rules made by the UKLA for the purposes of Part 6 of the Financial Services and Markets Act 2000, as amended
London Stock Exchange	London Stock Exchange plc
National Grid	National Grid plc, registered in England and Wales with company number 4031152
National Grid Share Schemes
the National Grid Share Incentive Plan, the Lattice Group AESOP, the National Grid Share Matching Plan 2002, the National Grid Performance Share Plan, the National Grid Share Award Plan 2004, the National Grid Executive Share Option Plan 2002, the National Grid Executive Share Option Plan 2000, the National Grid Executive Share Option Scheme 1990, the National Grid Savings Related Share Option Plan 2002, the National Grid Savings Related Share Option Plan 2002 (No 2), the National Grid Group 1999 Savings Related Share Option Scheme, the Lattice Group Sharesave Scheme, the Lattice Group Long Term Incentive Scheme and the Lattice Group Short Term Incentive Scheme
New Ordinary Shares	following the Capital Reorganisation, the new ordinary shares of 11 17/43 pence each in the capital of the Company
Ofcom	The Office of Communications
Official List	the official list maintained by the UK Listing Authority for the purposes of Part 6 of the Financial Services and Markets Act 2000, as amended
Ofgem	The Office of Gas and Electricity Markets
Ordinary Shares	Existing Ordinary Shares or New Ordinary Shares, as the context may require
Record Date	5:00pm on 29 July 2005 (or such other time or date as the Directors may determine)
Repurchase Offer(s)	the Initial Repurchase Offer or the Future Repurchase Offers, as the context may require

Return of Cash	the transaction comprising the Capital Reorganisation and the B Share Alternatives
SEC	US Securities and Exchange Commission
Securities Act	United States Securities Act of 1933 (as amended) and the rules and regulations promulgated thereunder
Share Capital Consolidation	the consolidation and subdivision of the Existing Ordinary Shares
Shareholders	holders of Existing Ordinary Shares, New Ordinary Shares, Existing ADRs, New ADRs and/or B Shares, as the context may require
Single B Share Dividend	the dividend of 65 pence per B Share
US or United States	the United States of America, its territories, possessions, any State of the United States of America and the District of Columbia

QuickLinks

  Exhibit 99.(a)(20)
TABLE OF CONTENTS
SUMMARY
PART I RISK FACTORS
PART II BUSINESS OF NATIONAL GRID
PART III OPERATING AND FINANCIAL REVIEW
PART IV FINANCIAL INFORMATION RELATING TO NATIONAL GRID
PART V INFORMATION RELATING TO THE RETURN OF CASH
PART VI ADDITIONAL INFORMATION
PART VII CHECKLIST OF DOCUMENTATION INCORPORATED BY REFERENCE
DIRECTORS, COMPANY SECRETARY, REGISTERED OFFICE AND ADVISERS
DEFINITIONS